                                    FORM 6-K


                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                         For the Month of February 2001



                            Trend Micro Incorporated
                (Translation of registrant's name into English)



            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Sibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes _____                  No   X
                                                 -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:


                               Table of Contents


1. Digest of Consolidated Earnings Results for the Fiscal Year Ended December 31, 2000 (English translation)


2. Digest of Non-consolidated Earnings Results for the Fiscal Year Ended December 31, 2000 (English translation)


3. "Trend Micro Announces Record FY2000 Earnings Results"

                                   SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Trend Micro Incorporated



Date: March 14, 2001                     By: /s/ Chang Ming-Jang
                                             ---------------------------
                                             Chang Ming-Jang
                                             Representative Director;
                                             President, Chief Executive
                                             Officer and Chairman of the
                                             Board

                                                               February 15, 2001
                     Digest of Consolidated Earnings Results
                   For the Fiscal Year Ended December 31, 2000

    Company:        Trend Micro Incorporated  Tokyo Stock Exchange 1/st/ section
    Code:           4704                      Location:  Tokyo
    Contact person: Position:      Director and administrative officer

                    Name:          Toshihiro  Watanabe (Phone: 81-3-5334-3600)
    Date of the board of directors
                           meeting:                        February 15, 2001

1.  Financial Highlights for FY 2000 (January 1, 2000 through December 31, 2000)

(1) Consolidated Results of Operations
 (All figures are rounded down to millions of yen.)

-----------------------------------------------------------------------------------------------------------------------------------
                                           ( Compared to       Operating     (  Compared to      Ordinary     ( Compared to
                            Sales           the previous       income         the previous       income        the previous
                                                year    )                          year    )                       year    )
------------------------------------------------------------------------------------------------------------------------------------
                           Millions of yen               %    Millions of yen               %   Millions of yen              %
         FY2000               21,834          ( 58.9 )          7,443            ( 75.0 )           7,322         (   64.0 )
         FY1999               13,740          ( 34.5 )          4,253            ( 75.3 )           4,465         (   85.1 )
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                           Net income   (Compared to the    Net income    Net income    Return on      Ordinary        Ordinary
                                          previous year )     per share    per share   shareholders'  income/total   income ratio
                                                               (basic)     (diluted)      equity      assets ratio
------------------------------------------------------------------------------------------------------------------------------------
                        Millions of yen                 %       Yen          Yen                 %             %             %
         FY2000            4,722           (   91.5 )          72.44        70.78         21.1          20.2          33.5
         FY1999            2,466           (  134.2 )          38.82        37.73         15.1          19.3          32.5
------------------------------------------------------------------------------------------------------------------------------------

(Note) (1)Equity in loss of affiliated companies:    -(Yen) 87 million
                                                    (-(Yen)  2 million in FY99)
       (2)Revaluation gain/loss of marketable
           securities:                                (Yen) 62 million
          Revaluation gain/loss of derivative:       -(Yen)  6 million
       (3)Change in accounting principle:             None
       (4)The percentage of sales, operating income, ordinary income and net income are comparison to prior fiscal year.

(2) Consolidated Financial Position

---------------------------------------------------------------------------------------------------------------------------
                               Total assets          Shareholders' equity     Shareholders' equity      Shareholders' equity
                                                                                      ratio                   per share
---------------------------------------------------------------------------------------------------------------------------
                              Millions of yen          Millions of yen                             %            Yen
         FY 2000                  43,802                    26,236                    59.9                     400.20
         FY 1999                  28,856                    18,475                    64.0                     284.93
---------------------------------------------------------------------------------------------------------------------------

(3) Consolidated Cash Flow

---------------------------------------------------------------------------------------------------------------------------
                             Cash flows from         Cash flows from          Cash flows from      Ending balance of cash and
                          operating activities    investing activities     financing activities          cash equivalent
---------------------------------------------------------------------------------------------------------------------------
                             Millions of yen         Millions of yen          Millions of yen            Millions of yen
         FY 2000                  7,776                  -4,141                   4,804                     24,435
         FY 1999                    -                       -                        -                          -
---------------------------------------------------------------------------------------------------------------------------

(4)  Basis of consolidation and investments in affiliated companies:
     The number of consolidated subsidiaries ................................16
     The number of unconsolidated subsidiaries accounted by
      the equity method...................................................... 0
     The number of affiliated companies accounted by the equity method ...... 3

(5) Change in reporting entities:
      Changes in the subsidiaries and affiliates
           (Subsidiaries)
           Five subsidiaries were newly consolidated and none was excluded from consolidation.

          (Affiliates)
          Equity method of accounting was newly applied to one affiliated company.

2 Projected earnings for the next fiscal year(January 1, 2001 through December
  31, 2001)

----------------------------------------------------------------------------------------------------------------------------
                                       Sales                        Ordinary income                      Net income
----------------------------------------------------------------------------------------------------------------------------
                                  Millions of yen                   Millions of yen                   Millions of yen
         FY 2001                       30,000                            10,000                            4,800
----------------------------------------------------------------------------------------------------------------------------

 Projected consolidated net income per share for the next fiscal
   year:                                                          (Yen) 73.21

Earning projections for the next fiscal year (January 1, 2001 through December 31, 2001)

  The Company's sales revenues are mainly derived from licensing of its products, upgrading of its products and patterns files and post-contract support including customer support. Until the end of FY 2000, the Company and Trend Micro Incorporated (Taiwan) had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective from FY 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred over the relevant support period.

   For convenience of comparison, the projections for the year ending December 31, 2001 are presented in two ways: projections after giving effect to the above-mentioned change and those calculated on the assumption that the method before the change continues to apply to the year ending December 31, 2001.

    ---------------------------------------------------------------------------
                     Projections for     Assumed projections  Increase/Decrease
                         FY 2001            for FY 2001
                     (millions of Yen)   (millions of yen)
    ---------------------------------------------------------------------------
    Sales                    30,000            30,800                -800
    Ordinary income          10,000            10,800                -800
    Net income                4,800             6,100              -1,300
    Projected net             73.21             93.04              -19.83
    income per share
    ---------------------------------------------------------------------------

             Attachment to Digest of Consolidated Earnings Results
             -----------------------------------------------------
                  for the Fiscal Year Ended December 31, 2000
                  -------------------------------------------

1. Condition of corporate group
   ----------------------------

(1) Overview of corporate group
Trend Micro Group consists of TrendMicro Inc., and its 16 subsidiaries which develop and sell anti-virus products and offer other related services. NTT data security Corporation which offers global network securities, Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures in Japan and JCN Co.,Ltd which develops and offers system securities against unlawful access are affiliates accounted by equity method.


Trend Micro group operates anti-virus business as follows.
   Anti-virus products

      PC client products     ......Trend Micro Inc develops and sells the
      LAN server products          products. Some parts of the research and
      Internet server products     development activities are entrusted to Trend
      Other products               Micro Incorporated (Taiwan), Trend Micro
                                   Inc.(U.S.A.) and Trend Micro Deutschland GmbH
                                   (Germany). Trend Micro Incorporated(Taiwan) operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc (Japan), Trend Micro
                                   Inc.(U.S.A.), Trend Korea Inc.
                                   (Korea), Trend Micro Deutschland
                                   GmbH(Germany), Trend Micro South Europe
                                   Srl(Italy), Trend Micro Australia Pty.
                                   Ltd.(Australia), Trend Micro do Brasil
                                   Ltda.(Brazil), Trend Micro
                                   France(France), Trend Micro Hong Kong
                                   Limited(Hong Kong), Trend Micro Incorporated
                                   Sdn. Bhd. (Malaysia), Trend
                                   Micro(UK)Limited(UK), Trend Micro
                                   Latinoamerica S.A.de C.V (Mexico), ip Trend
                                   Incorporated(Tokyo, Shibuya-ku)and ip Trend
                                   Incorporated )Tokyo Chuo-ku. In addition,
                                   Trend Micro Inc owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

2. Management policies and results of operations
------------------------------------------------

Basic policy on Group management
--------------------------------

Trend Micro, a leading company in network security technology, provides a sense of "security", a wide range of security solutions tailored to the needs of all the users, individuals and businesses of network services such as the Internet. We promulgated a catchphrase "Your Internet VirusWalls" for our offerings, expressing an awareness of our duty to protect users as a reliable partner from unwanted Internet contents, including computer viruses, spams (i.e., e-mails with malicious intent), malicious codes (i.e., harmful programs based on Java, Active X, etc.), bad URLs (i.e., inappropriate or indecent web-site contents), etc., flooding the computers of individuals and corporations via the Internet. We will contribute to the growth of the information-oriented society not only in Japan, but in all parts of the world through our network security service and solutions' businesses, and will make utmost efforts to continue providing "security" to our valued customers and wining the confidence of our shareholders by increasing our corporate value.

Basic policy on dividends
-------------------------

Although Trend Micro's profit has increased for several consecutive fiscal years, as the Internet security market has recently expanded and evolved in earnest and our share of the fiercely contested global security software market is still far below the expected secured level compared with other competitors in the U.S. This may be why our rivals; larger-scale companies, can easily afford to invest managerial resources more heavily in their security software business than we can.

With this knowledge, we will buckle down to the important managerial task of strengthening our financial structure, reinforcing the management foundation, and making an aggressive enterprise development in our portfolio of offerings. In this way, we can maintain and increase our ability to compete with competitors and strive to enrich internal reserves with first priority at present. Such internal reserves will be appropriated for active and continuous investments in research and development within which we must necessarily bolster from now on.

Challenging Tasks
-----------------

Nowadays a great number of companies are increasingly depending on computer network services including an e-mail system, and consequently the breakdown of an in-house computer system shows a marked tendency to entail a much heavier loss of opportunity on them than a few years ago. In reaction to this, we believe that network security solutions including an anti-virus solution will gain an importance all the more.

In such a security market environment that promises a steady expansion in the future, one of the challenging tasks confronting us is maintaining and increasing our competitiveness against other leading competitors in the U.S. Trend Micro, as a group enterprise with which a U.S. corporation, European corporations and a Taiwanese corporation are affiliated, will work to expand our share of the domestic and overseas markets. By doing this, we will be able to strengthen the sales channels, make our company brand name further known (or enhance brand awareness in the markets), and develop our security products to meet our customers' ever-growing needs.

Technology is rapidly advancing in this security software industry. In the coming Internet environment, an open platform such as a broadband system, mobile communications, and Linux may bring a dramatic change in the present network environment. We therefore need to make prompt accommodations to such changes in the external environment that is brought with technical innovations, ahead of leading competitors in the U.S. In order to accomplish this purpose, we will strive to further strengthen our management foundation and enhance management efficiency.

Business Review
---------------

Involving Trend Micro's business showing during the fiscal year under review, the Japanese economy seems to have turned upward somewhat as if we began to see a light at the end of the tunnel. This, however, is still a mere glimmer, fettered by various kinds of problems awaiting solution inherent in the economy. These problems include: the stagnant severe employment situation, a large number of bankruptcies and an enormous amount of bad debts, the downdraft of stock prices since last spring, the fall of land prices lasting since the burst of the bubble economy although some local land prices have ceased slipping, the surplus facilities and equipment and the excessive liabilities that many companies are deep in, etc. For the overseas economic environment around us, although there were some unstable factors which included the Euro's instability, the U.S. economy continued growth. The European and Asian economies were in the firm tone as a whole.

As a result of a number of companies pushing forward computer networking, or restructuring their existing key business systems, and owing to the active concomitant recovery of investment in computer systems, the computer security industry as a whole showed a favorable tendency. All over the world, new and fast-spreading malicious computer viruses such as "I Love You," and "Matrix," etc. were detected and homepages of some Japanese administrative agencies were falsified through unauthorized access. As a result, general recognition for the necessity for the Internet security is being enhanced.

In these circumstances, as anti-virus solutions are now widespread among middle and small-sized enterprises as well as large companies, the sales of one of Trend Micro's security solutions, "Virus Buster, Corporate Edition," to contracted customers are on the steady increase. With an increase in the number of malicious virus attacks on corporate and individual networks through e-mails, the sales of the "InterScan" series, the Internet server-based anti-virus software, have solidly increased. Above all, due to an increase in virus attacks via e-mail, there has also been a sudden rush upon server-based security software in the U.S. and Europe, resulting in a big rise in our business results.

From this fiscal year under review, we started to provide the Internet Outsourcing Services (IOS) as security solutions through Internet Service Providers (ISPs) according to tie-ups with the ISPs, in addition to the usual grant for value of a site license regarding Trend Micro's major software offerings through our sales channels. The Application Service Provider (ASP) market is expected to rapidly expand. In such a context, we actively and successfully secured the cooperation of a number of major domestic and foreign ISPs in order to promote our IOS business, and we obtained excellent results from a strategic point of view to seek new opportunities for our middle and long-term growth. Successful initiation of the IOS in advance of competitors in the U.S. has further raised customers' trust in our technology and estimate of our products.

In February 2000, Trend Micro expanded into a new business field through a new corporation ipTrend Incorporated (formerly Nihon Unisoft Incorporated) for the purpose of making inroads into UNIX-based operating systems, the Internet platform technology, especially into Linux systems. We have allotted a major part into this new business.

As a result, for the fiscal year under review, Trend Micro's consolidated sales amounted to (Yen)21,834 million (58.9% increase over the previous fiscal year), consolidated ordinary profit resulted in (Yen)7,322 million (64.0% increase over the previous fiscal year), and consolidated profit for the current term marked a total of (Yen)4,722 million (91.5% increase over the previous fiscal year).

Our business by region is as follows: we achieved excellent results in North America and Europe; namely, in North America our sales amounted to (Yen)7,860 million (57.7% increase over the previous fiscal year), and operating profit resulted in (Yen)2,596 million (109.9% increase over the previous fiscal year), and in Europe our sales amounted to (Yen)4,262 million (133.4% increase over the previous fiscal year), and operating profit resulted in (Yen)1,522 million (127.4% increase over the previous fiscal year). Our business also achieved a steady expansion in Taiwan and the other regions; namely, in Taiwan our sales amounted to (Yen)2,826 million (35.1% increase over the previous fiscal year), and operating profit resulted in (Yen)839 million (33.0% increase over the previous fiscal year), and in the other region our sales amounted to (Yen)1,278 million (86.6% increase over the previous fiscal year), and operating profit resulted in (Yen)366 million (463.5% increase over the previous fiscal year).

As for cash dividends, we also suspended payment of dividends this fiscal year. In order to maintain and increase our competitiveness with rivals in the U.S., we will appropriate internal reserves for investments in research and development, and in marketing activities in the U.S. and Europe to make our brand better known.

In August 2000, Trend Micro was listed in the First Section of the Tokyo Stock Exchange. We expect general investors to utilize the opportunity to trade in our stocks, which will enhance its liquidity in the Japanese stock market. Such listing of our stocks will therefore increase our confidence, make our brand further known in the international market, and enable us to attract and retain talented people.

Outlook for the following fiscal Year
-------------------------------------
The economic prospects for this year are a bit gloomier, owing to the absence in tangible signs of a business upturn in the domestic economy, a decline of the U.S. economy, and an apprehension of the consequential slowdown of corporate investment in information systems and facilities. Under these circumstances, corporate customers will be more severe in their estimation of network security products. Discrimination against and distinction as to superiority over competitors' products will be first consideration for us. Trend Micro's network security solutions must continue to be economical and attractive to our customers in terms of not only the purchase price at the initial stage, but also the operating cost incurred thereafter.

In the next fiscal year, we will therefore strive towards the satisfaction of customers in the products and services, of whom are concerned with increases in the operating cost for the existing network security products. For this purpose, we will, above all, improve the performance of Trend Virus Control System, a consolidated management tool for anti-virus software; proceed to aggressive marketing to make the above product better known in markets; improve the stability and performance of our existing products by version-up; increase in the number of partners who wish to cooperate with us in carrying out the Internet Outsourcing Services; and provide appliance servers of high cost performance ratio (i.e., setup and maintenance-easy servers specified for special use for medium and small-sized businesses) to the markets through ipTrend.

Regarding the outlook for the following fiscal year;
Trend Micro's consolidated sales will amount to (Yen)30,000 million (37.4% increase over this fiscal year); consolidated ordinary profit will result in
(Yen)10,000 million (36.6% increase over this fiscal year); and consolidated profit for the next term will mark a total of (Yen)4,800 million (1.7% increase over this fiscal year).

The above estimates have been translated into yen at the rate of;

      US$ = (Yen)105.00 and
      Euro = (Yen) 98.00.

As for cash dividends, we will also suspend payment of dividends in the following fiscal year. In order to maintain and increase our competitiveness with rivals in the U.S., we will appropriate internal reserves for investments in research and development, in marketing activities in the U.S. and Europe to make our brand better known, and in new businesses including the appliance server business carried out through ipTrend, a subsidiary.

3.  Condensed Consolidated Financial Statements
    -------------------------------------------

  (1)  Consolidated balance sheets

                                                                                                                (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                           FY 2000                                                      FY 1999            Net
                        Period                                                          Period                          increase/
 Account                          (As of December 31, 2000)       Account                     (As of December 31, 1999) decrease
                               -----------------------------                                  -------------------------
                                Amount            Percentage                                  Amount         Percentage  Amount
----------------------------------------------------------------------------------------------------------------------------------
                                                      %                                                          %
        ( Assets )                                                      ( Assets )

I      Current                                                  I.     Current assets
       assets
    1. Cash and                                                  1.  Cash and bank
         bank deposits                 24,435,471                           deposits               15,648,849
    2. Notes and accounts                                        2.  Notes and accounts
         receivable, trade              8,780,266                           receivable, trade       6,057,171
    3. Marketable                                                3.  Marketable
               securities   *3          1,872,520                           securities                111,506
    4. Inventories                        318,187                4.  Inventories                      368,932
    5. Deferred tax                                              5.  Deferred tax
               assets                   1,562,172                           assets                    650,131
    6.  Others                            607,143                6.  Others                           771,577
    7.  Allowance for                                            7.  Allowance for
        doubtful accounts                -137,398                           doubtful accounts        -229,675
                                      -----------                                                 -----------
        Total current                                                Total current
               assets                  37,438,364     85.5                  assets                 23,378,494     81.0  14,059,870

II  Non current                                                 II.  Non current
               assets                                                       assets
    1.  Property                                                 1.  Property
          and                                                           and
        equipment           *1                                       equipment                 *1
    (1) Buildings                         302,722                (1) Buildings                        147,133
    (2) Furniture and                     909,075                (2) Furniture and
               fixture                                                      fixture                   591,304
    (3) Others                             10,849                (3) Others                            12,139
                                      -----------                                                 -----------
        Total property                                               Total property
          and                           1,222,648      2.8              and                           750,577      2.6     472,071
        equipment                                                           equipment

    2.  Intangibles                                              2.  Intangibles
    (1) Software                                                 (1) Software
               copyright                    9,312                           copyright                  41,659
    (2) Software                          241,385                (2) Others                            93,695
    (3) Software in progress              163,629
    (4) Consolidation
               goodwill                 2,253,559
    (5) Others                             72,940
                                      -----------                                                  ----------          -----------
        Total intangibles               2,740,827      6.2           Total intangibles                135,355      0.5   2,605,471

    3.  Other assets                                             3.  Other assets
    (1) Investments in                                           (1) Investments in
               securities *2, 3           600,198                           securities         *2   2,287,744
    (2) Investments in                                           (2) Investments in
               capital funds              928,119                           capital funds             960,806
    (3) Deferred tax                                             (3) Deferred tax
               assets                     301,123                           assets                    216,694
    (4) Others                            586,276                (4) Others                           475,741
    (5) Allowance for                                            (5) Allowance for
               bad debt                   -15,534                           bad debt                  -14,616
                                      -----------                                                  ----------          -----------
        Total other assets              2,400,183      5.5           Total other assets             3,926,369     13.6  -1,526,186
                                      -----------                                                  ----------          -----------
        Total non-current assets        6,363,659     14.5           Total non-current assets       4,812,302     16.7   1,551,357
                                      -----------                                                  ----------          -----------
                                                              III Cumulative
                                                                   translation                        665,738      2.3    -665,738
                                                                     adjustments
                                      -----------                                                  ----------          -----------
        Total assets                   43,802,023    100.0         Total assets                    28,856,534    100.0  14,945,488
                                      ===========                                                  ==========          ===========

----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                    Period               FY 2000                              Percentage            FY 1999                   Net
                                                                                                                           increase/
                                 (As of December 31, 2000)                                    (As of December 31, 1999)    decrease
                             --------------------------------                              -----------------------------------------
Account                           Amount          Percentage    Account                     Amount        Percentage        Amount
------------------------------------------------------------------------------------------------------------------------------------
                                                        %                                                       %
      ( Liabilities )                                          ( Liabilities )
I    Current                                                  Current
        liabilities                                              liabilities

  1. Notes and accounts                   929,280          1. Notes and accounts
        payable, trade                                            payable, trade                 716,135

  2. Current portion of
        long-term debt                     57,200

  3. Accrued corporate                                     2. Accrued corporate
        tax and others                  1,877,631                tax and others                  873,582

  4. Deferred revenue                   2,350,813          3. Deferred revenue                 1,085,923

  5. Allowance for
        sales return                      509,168          4. Allowance for                      153,297
                                                                 sales return

  6. Others                             1,715,783          5. Others                           1,379,505
                                       ----------                                             ----------          ----------
     Total current                      7,439,877   17.0       Total current                   4,208,444   14.6    3,231,432
        liabilities                                               liabilities
II   Long-term                                                 Long-term
        liabilities                                               liabilities

  1. Long-term debt                     9,700,000           1. Long-term debt                  6,000,000

  2. Long-term
        borrowing                          99,900


  3. Deferred                             239,439           2. Deferred revenue                  109,081
        revenue

  4. Accrued pension                                        3. Accrued pension
        and severance                      85,896                 and severance                   62,701
                 costs                                                     costs

                                                            4. Consolidation                         791
                                                                  goodwill
                                       ----------                                              ---------          ----------
     Total long-term                   10,125,236   23.1       Total long-term                 6,172,574   21.4    3,952,661
                                       ----------                                              ---------          ----------
        liabilities                                               liabilities

     Total liabilities                 17,565,113   40.1       Total liabilities              10,381,019   36.0    7,184,093

  (Shareholders' equity)                                    (Shareholders' equity)

I   Common stock                        6,182,838   14.1    I   Common stock                   5,414,660   18.8      768,178

II  Suspense receipts on
    capital subscriptions                     427    0.0                                                                  427

III Additional                                              II  Additional
        paid-in capital                10,842,946   24.8          paid-in capital              8,243,727   28.6    2,599,219

IV  Consolidated                                            III Consolidated
        retained                        9,557,084   21.8          retained                     4,834,265   16.7    4,722,818
             earnings                                                  earnings

V   Currency translation                 -324,477   -0.7                                                            -324,477
                                       ----------                                            -----------          ----------
       adjustment
                                       26,258,818   60.0                                      18,492,652   64.1    7,766,166

VI  Treasury stock                        -21,908   -0.1  IV  Treasury stock                     -17,137   -0.1       -4,770
                                       ----------                                            -----------          ----------
    Total                                                       Total
       shareholders'                   26,236,910   59.9        shareholders'                 18,475,514   64.0    7,761,395
                                       ----------                                            -----------          ----------
                equity                                                     equity

    Total liabilities                  43,802,023  100.0      Total liabilities               28,856,534  100.0   14,945,488
                                       ==========                                            ===========          ==========
       and shareholders'                                         and shareholders'
                equity                                                    equity

(2)Condensed consolidated income statements

                                                                                                              (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             FY 2000                                                FY 1999
                        Period                                                         Period
                                      (From January 1, 2000                                  (From January 1, 1999       Compared
                                       to December 31, 2000)                                  to December 31, 1999)    with previous
                                      ----------------------                                 ----------------------
Account                               Amount      Percentage   Account                        Amount    Percentage          year
------------------------------------------------------------------------------------------------------------------------------------
                                                           %                                                     %                %
I    Sales                             21,834,797      100.0   I    Sales                     13,740,984     100.0            158.9
II   Cost of sales                      1,474,689        6.8   II   Cost of sales                481,574       3.5            306.2
                                    -------------                                            -----------                -----------
     Gross profit                      20,360,107       93.2        Gross profit              13,259,410      96.5            153.6
III  Selling, general                                          III  Selling, general
      and administrative                                             and administrative
       expenses            *1          12,916,789       59.1          expenses           *1    9,005,785      65.5            143.4
                                    -------------                                            -----------                -----------
     Operating                                                      Operating
     income                             7,443,318       34.1        income                     4,253,625      31.0            175.0
IV   Non-operating                                             IV   Non-operating
     income                *2             660,295        3.0        income               *2      700,133       5.1             94.3
V    Non-operating                                             V    Non-operating
     expenses              *3             780,900        3.6        expenses             *3      488,349       3.6            159.9
                                    -------------                                            -----------                -----------
     Ordinary income                    7,322,712       33.5        Ordinary income            4,465,409      32.5            164.0
VI   Unusual gains         *4           1,035,812        4.7   VI   Unusual gains        *4            -         -                -
VII  Unusual losses        *5               7,805        0.0   VII  Unusual losses       *5        1,192       0.0            654.8
                                    -------------                                            -----------                -----------
     Income before                                                  Income before
       taxes                            8,350,719       38.2          taxes                    4,464,217      32.5            187.1
     Corporate,                                                     Corporate,
     inhabitant and                                                 inhabitant and
      enterprise tax                    4,560,562       20.9         enterprise tax            2,637,243      19.2            172.9
     Income tax-                                                    Income tax-
           deferred                       939,507        4.3              deferred               639,809       4.7            146.8
     Minority                                                       Minority
     interest income                        6,845        0.0        interest income                                               -
                                    -------------                                            -----------                -----------
     Net income                         4,722,818       21.6        Net income                 2,466,782      18.0            191.5
                                    =============                                            ===========                ===========
------------------------------------------------------------------------------------------------------------------------------------

(3) Consolidated statement of retained earnings

                                                                                                  (Thousands of yen)
---------------------------------------------------------------------------------------------------------------------------------
                         Period              FY 2000                               Period                     FY 1999
                                      (From January 1, 2000                                               (From January 1,1999
     Account                          to December 31, 2000)          Account                              To December 31,1999)
                                    ------------------------                                             -----------------------
                                             Amount                                                              Amount
--------------------------------------------------------------------------------------------------------------------------------
  I    Beginning balance              4,834,265                    I   Beginning balance
         of consolidated                                                 of consolidated
           retained earnings                                               retained earnings

                                                                       1. Beginning balance
                                                                             of other
                                                                                retained earnings        2,256,096
                                                                       2. Beginning balance of
                                                     4,834,265                 legal reserve               129,157      2,385,254
                                 --------------                                                      -------------
 II    Increase in                                                II   Increase in
        consolidated                                                     consolidated
           retained earnings                                               retained earnings
                                                                       1. Adjustment on
                                                                          appropriation of
                                              -              -            retained earnings in             190,565        190,565
                                                                          overseas subsidiaries
                                 --------------                                                      -------------
III    Decrease in                                               III   Decrease in
         consolidated                                                    consolidated
           retained earnings                                               retained earnings
                                              -                        1. Dividends                        208,337
                                                             -                                                            208,337
                                 --------------                                                      -------------
 IV    Net income                                    4,722,818    IV   Net income                                       2,466,782
                                                --------------                                                       ------------
  V    Ending balance of                                           V   Ending balance of
         consolidated                                9,557,084           consolidated                                   4,834,265
          retained earnings                                                retained earnings
                                                ==============                                                       ============

 (4) Consolidated Cash Flow Statement

  Consolidate Cash Flow Statement
  -------------------------------

                                                                                                   (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                                                                           FY 2000
                                                                        --------------------------------------------
                                      Period                                        (From 1. January 2000
                                                                                     To 31. December 2000)
                                                                        --------------------------------------------
    Account                                                                                Amount
--------------------------------------------------------------------------------------------------------------------
 I     Operating Cash Flow
--------------------------------------------------------------------------------------------------------------------
     1. Earnings before tax                                                                                8,350,719
--------------------------------------------------------------------------------------------------------------------
     2. Depreciation                                                                                         737,996
--------------------------------------------------------------------------------------------------------------------
     3. Depreciation for Consolidation good will                                                             276,285
--------------------------------------------------------------------------------------------------------------------
     4. Investment loss of equity method                                                                      87,671
--------------------------------------------------------------------------------------------------------------------
     5. Decrease in allowance for bad debt                                                                   -90,173
--------------------------------------------------------------------------------------------------------------------
     6. Increase in sales returns                                                                            355,870
--------------------------------------------------------------------------------------------------------------------
     7. Interest Income and Dividends earned                                                                -241,132
--------------------------------------------------------------------------------------------------------------------
     8. Interest Cost                                                                                        214,209
--------------------------------------------------------------------------------------------------------------------
     9. Gain on sales of marketable securities                                                              -119,649
--------------------------------------------------------------------------------------------------------------------
    10. Evaluation loss on marketable securities                                                             245,124
--------------------------------------------------------------------------------------------------------------------
    11. Unusual gain from settlement of lawsuite                                                          -1,019,734
--------------------------------------------------------------------------------------------------------------------
    12. Increase in accounts receivables                                                                  -2,115,338
--------------------------------------------------------------------------------------------------------------------
    13. Increase in inventories                                                                             -234,841
--------------------------------------------------------------------------------------------------------------------
    14. Increase in account payables                                                                          51,234
--------------------------------------------------------------------------------------------------------------------
    15. Increase in deferred revenue                                                                       1,205,982
--------------------------------------------------------------------------------------------------------------------
    16. Decrease in others current assets                                                                    451,305
--------------------------------------------------------------------------------------------------------------------
    17. Others                                                                                               444,431
--------------------------------------------------------------------------------------------------------------------
                 Sub-total                                                                                 8,599,961
--------------------------------------------------------------------------------------------------------------------
    18. Receipts of interest and dividends                                                                   202,547
--------------------------------------------------------------------------------------------------------------------
    19. Payments for interest                                                                               -217,921
--------------------------------------------------------------------------------------------------------------------
    20. Receipts of lawsuite settlement                                                                    1,019,734
--------------------------------------------------------------------------------------------------------------------
    21. Payments for corporate taxes                                                                      -1,827,638
--------------------------------------------------------------------------------------------------------------------
                          Operating Cash Flow                                                              7,776,684
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
  II Investing Cash Flow
--------------------------------------------------------------------------------------------------------------------
     1. Proceeds from sales of marketable securities                                                         239,486
--------------------------------------------------------------------------------------------------------------------
     2. Proceeds from matured bond                                                                           100,000
--------------------------------------------------------------------------------------------------------------------
     3. Payments for acquired fixed assets                                                                -1,365,540
--------------------------------------------------------------------------------------------------------------------
     4. Payments for investment securities                                                                  -597,730
--------------------------------------------------------------------------------------------------------------------
     5. Payments for investments in subsidiaries affected to consolidation                                -1,308,248
--------------------------------------------------------------------------------------------------------------------
     6. Receipts of investment for securities                                                             -1,200,000
--------------------------------------------------------------------------------------------------------------------
     7. Others                                                                                                -9,034
--------------------------------------------------------------------------------------------------------------------
                          Investing Cash Flow                                                             -4,141,067
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 III Financing Cash Flow
--------------------------------------------------------------------------------------------------------------------
     1. Payments for short-term borrowings                                                                  -226,000
--------------------------------------------------------------------------------------------------------------------
     2. Payments for long-term borrowings                                                                   -127,685
--------------------------------------------------------------------------------------------------------------------
     3. Proceeds from bond issueing                                                                        5,000,000
--------------------------------------------------------------------------------------------------------------------
     4. Payments for bonds maturing                                                                       -1,300,000
--------------------------------------------------------------------------------------------------------------------
     5. Proceeds from marketables securities issueing                                                      1,536,784
--------------------------------------------------------------------------------------------------------------------
     6. Payments for treasury stocks (net of proceeds from sales)                                            -78,618
--------------------------------------------------------------------------------------------------------------------
                          Financing Cash Flow                                                              4,804,481
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
  IV Translation difference with Cash                                                                        346,523
--------------------------------------------------------------------------------------------------------------------
   V Increase in Cash                                                                                      8,786,621
--------------------------------------------------------------------------------------------------------------------
  VI Beginning balance of Cash and Cash Equivalents                                                       15,648,880
--------------------------------------------------------------------------------------------------------------------
 VII Ending balance of Cash and Cash Equivalents                                                          24,435,502
====================================================================================================================

Significant accounting policies and practices for preparing consolidated
------------------------------------------------------------------------
financial statements
--------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                 FY 2000                                         FY 1999
                                           (From January 1, 2000                            (From January 1, 1999
                                             to December 31, 2000)                            to December 31, 1999)
-----------------------------------------------------------------------------------------------------------------------------
1. Basis of                     All subsidiaries are consolidated.                All subsidiaries are consolidated.
       consolidation

                                 Trend Micro Incorporated (Taiwan)                Trend Micro Incorporated (Taiwan)
                                 Trend Micro Inc. (USA),                          Trend Micro Inc. (USA),
                                 Trend Korea Inc. (Korea)                         Trend Korea Inc. (Korea)
                                 Trend Micro South Europe Srl (Italy)             Trend Micro South Europe Srl (Italy),
                                 Trend Micro Deutschland                          Trend Micro Deutschland
                                                   Gmbh (Germany)                                   Gmbh (Germany)
                                 Trend Micro                                      Trend Micro
                                         Australia Pty. Ltd (Australia)                    Australia Pty. Ltd (Australia)
                                 Trend Micro do Brasil Ltda. (Brazil),            Trend Micro do Brasil Ltda. (Brazil),
                                 Trend Micro France (France)                      Trend Micro France (France)
                                 Trend Micro                                      Trend Micro
                                     Hong Kong Limited (Hong Kong)                    Hong Kong Limited (Hong Kong)
                                 Trend Micro Incorporated Sdn. Bhd                Trend Micro Incorporated Sdn. Bhd
                                                         (Malaysia).                                      (Malaysia).
                                 Trend Micro (UK) Limited (UK)                    Trend Micro Latin America, Inc (USA)
                                 Trend Micro Latinoamerica
                                                S.A. de C.V. (Mexico)                            Total 11 companies
                                 Wells Antivirus Research Laboratory,
                                                        Inc. (U.S.A.)
                                 Trend Micro (NZ) Limited
                                 ip Trend Incorporated (Tokyo Shibuya-ku)
                                 ip Trend Incorporated (Tokyo Chuo-ku)
                                                   Total 16 companies
-----------------------------------------------------------------------------------------------------------------------------
2. Basis of applying          Equity method is applied to investment            Equity method is applied to investment
       equity method          in affiliated companies                           in affiliated companies
                              NTT Data Security Corporation                     NTT Data Security Corporation
                              Soft Trend Capital Corporation                    Soft Trend Capital Corporation
                              JCN Co., Ltd                                                           Total 2 companies
                                                   Total 3 companies
-----------------------------------------------------------------------------------------------------------------------------
3. Fiscal year of             All financial statements included in a set        Same as left
    consolidated              of consolidated financial statements are
     subsidiaries             prepared as of the same date.
-----------------------------------------------------------------------------------------------------------------------------

---------------------------- ------------------------------------------------ -----------------------------------------------
4. Accounting policies
       and practices

  (1) Valuation of           (1) Securities                                    (1) Securities
      significant assets         Marketable securities-                            Marketable securities-
                                  Marketable securities are stated at the           Marketable securities are stated at the
                                  lower of weighted average cost or market.         lower of weighted average cost or market.

                                 Other securities-                                (Additional information)
                                  Other securities are stated at the               Previously, "Lower of cost or market
                                  weighted average cost                            method of valuation" was applied by
                                                                                   comparing market value with the carrying
                                                                                   amount reflecting prior year's devaluation.
                                                                                   However, from this fiscal year, marketable
                                                                                   securities are stated at the lower of the
                                                                                   original acquisition cost or market in
                                                                                   accordance with the revised corporate income
                                                                                   tax law in 1998.

                                                                                   The change in application manner of
                                                                                   "lower of cost or market method of
                                                                                   valuation" had no impact on the
                                                                                   consolidated financial statements.

                                                                                  Other securities-
                                                                                    Other securities are stated at the
                                                                                    weighted average cost

                             (2) Inventories                                  (2) Inventories
                               Finished goods . Raw materials .                     Finished goods .  Raw materials .
                                                        Supplies -                                       Supplies -
                                  Finished goods, raw materials and                 Finished goods, raw materials and
                                  supplies are stated at the weighted               supplies are stated at the weighted
                                  average cost.                                     average cost.
                                  In Trend Micro Incorporated                       In Trend Micro Incorporated
                                  (Taiwan) and Trend Micro Inc.                     (Taiwan) and Trend Micro Inc.
                                  (U.S.A), such inventories are                     (U.S.A), such inventories are
                                  stated at the cost being determined by            stated at the cost being determined by
                                  the first-in-first-out method.                    the first-in-first-out method.

                                                                                 Work in process and software
                                                                                                   development cost -
                                                                                    Work in process and software
                                                                                    development cost are stated at the
                                                                                    cost being determined by
                                                                                    accumulated production and
                                                                                    development costs for individual
                                                                                    projects. Software development costs
                                                                                    are amortized to cost of sales using
                                                                                    the straight-line method over 3
                                                                                    years.

(2)  Depreciation          (1) Property and equipment                          (1) Property and equipment
    and amortization          Parent company -                                    Parent company -
                               Depreciation is computed by                         Depreciation is computed by
                               declining-balance method at rates                   declining-balance method at rates
                               based on the Corporate Income Tax Law.              based on the Corporate Income Tax Law.

                                                                                   Previously, capital expenditure less than
                                                                                   (Yen) 200,000 were charged to income rather than
                                                                                   being capitalized. However, in connection
                                                                                   with the revision of the Corporate Income
                                                                                   Tax Law in 1998, capital expenditure less than
                                                                                   (Yen) 100,000 are charged to income from this
                                                                                   year.

                                                                                   This change has inmaterial impact on the
                                                                                   consolidated financial statements
                              Consolidated subsidiaries -                          Consolidated subsidiaries
                               Depreciation is computed by a straight-line            Same as left
                               method at rates based on the estimated
                               economic useful lives of the assets.

                           (2) Intangibles                                     (2) Intangibles
                               *Parent company                                     Straight line method based on
                               (Software for sale)                                   the Corporate Income Tax Law
                                 Straight-line method over the
                                  estimated useful lives. (12 months)

                                (Software for internaluse)
                                 Straight-line method over the
                                  estimated useful lives (5 years).

                                (Other intangibles)
                                 Straight-line method based on the
                                      Corporate Income Tax Law

                                (Additional information)
                                1. Software for mass sale
                                In the prior fiscal years, development costs for
                             master program of software products for sale were classified as "finished goods" and software in progress were classified as "work in progress". The capitalized development costs for master program of software products were amortized over 3 years on a straight-line basis and charged to "cost of sales".
                             From the current consolidated fiscal year, pursuant to "Accounting Standards for Research and Development Costs" (Business Accounting
                             Deliberation Council, March 13, 1998), development costs for master program of software products are capitalized as "software" in intangible assets and amortized over estimated useful lives (12 months).
                             The software in progress is capitalized as "software in progress" in intangible assets.

                                In connection with the adoption of the new
                             accounting standards, the Company changed the estimated useful lives of the capitalized software development costs to 12 months based on its investigation of the useful lives of the company's software products.The change was made to reflect shortened life cycles of the Company's products in the competitive market caused by the rapid technological progress to cope with daily emerging computer viruses.

                                The change in accounting standard resulted in
                             decreasing each of consolidated gross profit, operating income, ordinary income and net income before tax for the year ended December 31, 2000 by JPY 240,441 thousand, respectively.



                             2. Software for internal use Pursuant to the
                                application of transition measure of
                                "Implementation Guidelines to Accounting for
                                Research and Development Costs and Software"
                                (JICPA Accounting StandardsCommittee Report No.
                                12, March 31, 1999), software costs for internal use which had been capitalized as "others" in the investments and other assets section remain to be accounted for in the previous manner except for the presentation changed from "others" in the investments and other assets section (JPY 40,413 thousands for the current fiscal year ended Dec 31, 2000) to "software" in the intangible assets section.

                                Such costs are amortized over their estimated useful lives (5 years) on a straight-line basis.

                              *Consolidated subsidiaries
                                 Straight-line method over the
                                   estimated economic useful lives.

                             (3) Long-term prepaid expense                                    (3) Long-term prepaid expense
                                 Amortization is computed by a                                       Same as left
                                 straight-line method at rates
                                 based on the Corporate Income Tax Law.

(3)  Accounting for          Common stock issue costs and                                            Same as left
       significant           bond issue costs are charged to
          deferred assets    income when incurred.

(4)  Accounting for          (1) Allowance for doubtful accounts                              (1)  Allowance for doubtful accounts
    significant provisions      Parent company                                                       Same as left

                                   In order to reserve future losses from bad debts, allowance for doubtful accounts is provided for the estimated uncollectible amount of individual receivables in addition to the maximum deductible amount allowed under the Corporate Income Tax Law.

                               Consolidated subsidiaries

                                   In order to reserve future losses from bad debts, allowance for doubtful accounts is provided for the estimated uncollectible amount of individual receivables.

                              (2) Allowance for sales return                                  (2) Provision for loss on sales
                                  In order to reserve future losses from                           return
                                  sales return subsequent to the fiscal year-end,                    Same as left
                                  allowance for sales return is provided based on
                                  the past experience in the sales return.

                              (3) Retirement and severance allowance                          (3) Retirement and severance allowance
                                  In order to reserve the payment of retirement                      Same as left
                                  allowance, accrual is made for 100% of the payable
                                  amount on the assumption of all employees'
                                  voluntary retirement at the fiscal year-end.

(5) Accounting for                  Leases without transfer of ownership of the                       Same as left
     leased assets                leased assets are accounted for in the same manner as
                                  operating leases.


(6) Other important           (1) Consumption tax                                             (1) Consumption tax
      matters for                 Transactions subject to consumption tax                             Same as left
      preparing                   are stated at the amount net of the
      consolidated                related consumption tax.
      financial statements

                              (2) Accounting policies and practices                           (2) Accounting policies and practices
                                  adopted for preparing financial statements                      adopted for preparing financial
                                  which are different from those applied to                       statements which are different
                                  preparing parent company's financial statements                 from those applied for preparing
                                                                                                  Parent company's financial
                                                                                                  statements
                                  -----------------
                                                                                                   Corporate tax, inhabitant tax
                                                                                                  and enterprise tax are computed
                                                                                                  based on the pretax income for
                                                                                                  the current period.

                             (3) Accounting treatment for stock warrants           (3) Accounting treatment for stock warrants and
                                 and stock option granted to directors and some        stock option granted to directors and
                                 employees under the Company's incentive plan          some employees under the Company's
                                                                                       incentive plan

                             The total compensation cost under the stock           Parent company and its subsidiaries have
                             option plan is measured by difference between         adopted incentive plans where warrants to
                             the quoted market price of the parent                 purchase parent company's shares are granted
                             company shares at the measurement date (the           to directors and certain employees by means
                             first date on which both the number of shares         that parent company issues bonds with detachable
                             an individual employee is entitled to receive         warrants and immediately repurchases all of the
                             and the exercise price are known, normally the        warants for distributing such instruments to
                             grant date) and the exercise price and is             them.   In addition, a subsidiary in U.S.A.
                             recognized as expense over the exercisable period.    adopted another incentive plan where options for
                                                                                   parent company's shares owned by the large
                                                                                   shareholders to its directors and certain
                                                                                   employees from current fiscal year (These two
                                                                                   plans are defined as "the stock option plan"
                                                                                   hereinafter). Total compensation cost under the
                                                                                   stock option plan is measured by the quoted
                                                                                   market price of the parent company's shares at
                                                                                   the measurement date (the first date on which
                                                                                   both the number of shares an individual employee
                                                                                   is entitled to receive and the exercise price are
                                                                                   known normally the date of granting warrants or
                                                                                   stock options) less the exercise price by a
                                                                                   grantee and is recognized as expense over the
                                                                                   exercisable period. Warrant portion of the bonds
                                                                                   with detachable warrants issued under the stock
                                                                                   option plan is recorded as "warrant account" in
                                                                                   current liability upon issuance of the bonds and
                                                                                   eliminated upon repurchasing the warrants
                                                                                   (warrants recorded and eliminated for the current
                                                                                   year amounted to (Yen)915 million). Accordingly,
                                                                                   transfer from "warrant account" to "additional
                                                                                   paid-in capital" is not recorded.

                                                                                   This accounting change has been adopted in the
                                                                                   current fiscal year. Formerly, compensation costs
                                                                                   were measured at repurchase costs of warrant
                                                                                   securities at the point of grant because there
                                                                                   was only one compensation scheme to grant
                                                                                   warrants to directors and employees. The purpose
                                                                                   of this change is a more accurate disclosure
                                                                                   reflecting substance of transactions, under the
                                                                                   circumstance that U.S. subsidiary's introduction
                                                                                   of new incentive plan where options are entitled
                                                                                   to purchase stocks owned by large shareholders,
                                                                                   by unifying computation method, measurement date
                                                                                   and accounting treatment relating to incentive
                                                                                   plans that have different scheme but the same
                                                                                   purpose and economic substances. Accounting for

                                                                                   warrant portion of the bonds with detachable
                                                                                   warrants are changed accordingly, which
                                                                                   previously recorded warrants in "warrant account"
                                                                                   upon issuance and transfer it to "additional
                                                                                   paid-in capital" upon exercise.

                                                                                   As a result of this change, compared to the
                                                                                   former method, "warrant account" decreased by
                                                                                   (Yen)915 million, current ordinary income and
                                                                                   income before taxes increased by (Yen)915 million
                                                                                   and net income after taxes increased by (Yen)567
                                                                                   million. This accounting change was adopted in
                                                                                   the second half of the fiscal year, and it had
                                                                                   impact neither on semi-annual ordinary income nor
                                                                                   semi-annual income before taxes as no new
                                                                                   incentive plan was adopted in the first half of
                                                                                   the fiscal year.

                                                                                   Revised accounting policy on compensation costs
                                                                                   from incentive plans is the same as that of US
                                                                                   subsidiary's. For the purpose of unification of
                                                                                   accounting policies to disclose financial
                                                                                   position and results of operation as a group more
                                                                                   accurately, financial statements before
                                                                                   consolidation of Parent Company and its
                                                                                   subsidiaries other than U.S. subsidiary are
                                                                                   adjusted thorough consolidation.

                                                                                   The adjustment in the process of consolidation
                                                                                   made on financial statement of parent company
                                                                                   resulted in increase in ordinary income and
                                                                                   income before taxes, both of parent company, by
                                                                                   (Yen)540 million each, and increase in net income
                                                                                   after tax by (Yen)312 million.

                                                                                  (4) Changes in presentation in accordance with the
                                                                                      revision of the "Regulation for consolidated
                                                                                      Financial statements"

                                                                                  Financial statements are prepared under the former
                                                                                  and revised regulation for consolidated financial
                                                                                  statements in last fiscal year (from January 1,
                                                                                  1998 to December 31, 1998) and current fiscal year
                                                                                  (from January 1, 1999 to December 31, 1999)
                                                                                  respectively.
---------------------------- ------------------------------------------------ -----------------------------------------------

5.  Elimination of             ____________                                       Investment accounts of parent
    investment accounts and                                                       company and equity accounts of
    equity accounts                                                               subsidiaries are eliminated at each
                                                                                  acquisition.

                                                                                  The excess of the cost over the
                                                                                  underlying net equity of investments
                                                                                  in consolidated subsidiaries is
                                                                                  allocated to identifiable assets acquired and
                                                                                  liabilities assumed based on fair value at the
                                                                                  date of acquisition. The unassigned residual
                                                                                  value of the excess of the cost over the
                                                                                  underlying net equity is recognized as goodwill
                                                                                  and is amortized on the straight-line basis over
                                                                                  a 5-year period.
---------------------------- ------------------------------------------------   ---------------------------------------------------
6.  Valuation of assets        Full fair value method                             ____________
    and liabilities            (Additional information)
    of the consolidated        As to the subsidiaries which were newly
    subsidiaries               consolidated from the current fiscal year,
                               full portion of the assets and liabilities
                               of the subsidiaries is marked to fair
                               value as of the acquisition of the control.
                               This resulted in increase of assets by
                               (Yen) 15,419 thousand and decrease in
                               minority interest (net of tax) by (Yen)
                               2,978 thousand.
---------------------------- ------------------------------------------------   ---------------------------------------------------
7.  Amortization of            Consolidated goodwill is amortized over 5          ____________
    consolidated goodwill      years on a straight-line basis.



---------------------------- ------------------------------------------------   ---------------------------------------------------
8.  Elimination of             _________                                          Unrealized gain/loss from
    unrealized                                                                    intercompany transactions are fully
    intercompany gain/loss                                                        eliminated and charged to the company's interest.
                                                                                  Depreciation costs are adjusted according to
                                                                                  eliminations on depreciable assets.

---------------------------- ------------------------------------------------   ---------------------------------------------------
9.  Translation of             _________                                          Japanese accounting standards for
    financial statements                                                          foreign currency-denominated
    of foreign                                                                    transactions are applied.
    consolidated
    subsidiaries

---------------------------- ------------------------------------------------   ---------------------------------------------------
10. Appropriation of           Consolidated statement of retained                 Same as left
    retained earnings          earnings are prepared to reflect the
                               appropriation of retained earnings which
                               are approved during the fiscal year.


---------------------------- ------------------------------------------------   ---------------------------------------------------
11. Definition of cash         Cash in hands, cash on demand and                  _______________
    and cash equivalent        short-term investments which will
    in the consolidated        be matured less than 90 days after
    cash flow statement        acquisition and highly liquidated.

---------------------------- ------------------------------------------------   ---------------------------------------------------

---------------------------- ------------------------------------------------ -----------------------------------------------
12.Inter-period                      ---------                                     Corporate tax, inhabitants tax and
    allocation of                                                                  enterprise tax derived from the
       income taxes                                                                temporary differences between
                                                                                   consolidated net income and taxable
                                                                                   income are allocated to appropriate
                                                                                   periods based on the future tax
                                                                                   consequences of the temporary
                                                                                   differences.

---------------------------- ------------------------------------------------ -----------------------------------------------


Changes in presentation
--------------------------------------------------------------------------------
(Consolidated balance sheet)
    Pursuant to the revised Ordinance on Consolidated Financial Statements, "Cumulative translation adjustment", which were disclosed in the section of "Assets" previously, is disclosed in the section of "Shareholders' equity" from the current fiscal year.
--------------------------------------------------------------------------------

Notes
-----

(Consolidated balance sheets)                                (Thousands of yen)

-----------------------------------------------------------------------------------------------------------
                   FY 2000                                                FY 1999
          (As of December 31, 2000)                          (As of December 31, 1999)
-----------------------------------------------------------------------------------------------------------
* 1. Accumulated depreciation of                           * 1. Accumulated depreciation of
            property and equipment                                      property and equipment
                                            756,897                                                 470,434
-----------------------------------------------------------------------------------------------------------
* 2.  Major intercompany assets                            * 2. Major intercompany assets
            Investments in securities       182,472                     Investments in securities    70,144
-----------------------------------------------------------------------------------------------------------

* 3.  Additional information

    The following securities, which were                       ________________
  recorded as "investments in securities"
  in other assets in FY1999 , were
  reclassified to "marketable securities" in
  current assets in the current fiscal year.

  SINA.Com         (Yen) 172,475 thousands
  #7 Softbank bond

                   (Yen) 1,700,000 thousands

   _________________________________________
  Total            (Yen) 1,872,475 thousands
-----------------------------------------------------------------------------------------------------------

(Consolidated income statements)

                                                              (Thousands of yen)

-------------------------------------------------------------------------------------------------
               FY 2000                                       FY 1999
      ( From January 1, 2000                        ( From January 1, 1999
        to December 31, 2000 )                        to December 31, 1999 )
-------------------------------------------------------------------------------------------------
 * 1. Major components of selling, general        * 1. Major components of selling, general
      and administrative expenses are as               and administrative expenses are as
      follows.                                         follows.

 Advertising and sales           2,575,951        Advertising and sales
           promotions                                        promotions           2,164,630
 Salaries and bonuses            3,748,978        Salaries and bonuses            2,795,689
 Service charge                    910,394        Provision severance costs          34,869
 Depreciation expense              343,992        Service charge                    777,885
 Research and                      974,689        Depreciation expense              168,134
           development costs                            Research and
 Amortization of consolidated      276,285                   development costs      994,340
           goodwill
 Software maintenance fee          966,591
-------------------------------------------------------------------------------------------------
 * 2.  Major components of                        * 2. Major components of
                non-operating income                         non-operating income
 Interest income                   241,132        Interest income                   148,487
 Gain on sales of                                 Gain on sales of
           marketable securities   119,649            marketable securities         280,531
 Foreign exchange gain                            Amortization of
                                   277,983            consolidation goodwill            688
-------------------------------------------------------------------------------------------------
 * 3.  Major components of                        * 3. Major components of
                non-operating expense                        non-operating expense
 Interest expense                  214,209        Interest expense                   66,526
 Loss on evaluation of                            Foreign exchange loss             174,920
      marketable securities        245,124        Public offering costs             154,309
 Equity in loss of affiliated                     Equity in loss of affiliated
                companies           87,671                   companies                2,355
-------------------------------------------------------------------------------------------------
 * 4.  Major components of unusual gains                         __________________
 Gain  from
       lawsuit settlement        1,019,734
-------------------------------------------------------------------------------------------------
 * 5.  Major components of unusual losses         * 4.  Major components of unusual losses
 Loss on disposal of                              Loss on disposal of
                fixed assets         5,571                   fixed assets             1,192
-------------------------------------------------------------------------------------------------

(Consolidated cash flow statement)

--------------------------------------------------------------------------------
                                    FY2000
                             (From January 1, 2000
                             To December 31, 2000)
--------------------------------------------------------------------------------

     1. The ending balance of cash and cash equivalents and accounts in the consolidated balance sheet

            Cash and deposits                        JPY 24,435,471 thousands
            Marketable securities                           JPY  31 thousands
                                                ------------------------------
            Cash and cash equivalents                JPY 24,435,502 thousands
                                                ==============================
     2. The breakdown of assets and liabilities of the consolidated subsidiaries which Trend acquired newly through acquisition of its stocks
        The breakdown of assets and liabilities at the date of the acquisition, acqusition cost and some other expenses incurred through acqusition process are as follows.

        Nihon Unisoft Incorporated (Tokyo Chuo-ku) (As of Feb 29,2000) (*)

         Current assets                                 JPY   812,085 thousands
         Non-current assets                             JPY   101,532 thousands
         Consolidated reconciliaton accounts            JPY 1,422,899 thousands
         Current liabilities                           -JPY   362,294 thousands
         Non-current liabilities                       -JPY   285,805 thousands
         Minority interest                             -JPY    88,417 thousands
                                                      -------------------------
         Acquisition cost for
                     Nihon Unisoft Incorporated         JPY 1,600,000 thousands
         Cash and cash equivalents of
                       Nihon Unisoft Incorporated       JPY   291,751 thousands
                                                      -------------------------
         Net: Actual payment for acquisition            JPY 1,308,248 thousands
                                                      =========================

          (*) Present corporate name is ip Trend Incorporated.

     3. Major non-cash transaction
        Trend Micro Inc. (U.S.A.) got tax benefit of JPY 1,474,901 thousands in this current fiscal year due from exercise of stock options.
--------------------------------------------------------------------------------

     (Lease transactions)

-------------------------------------------------------------------------------------------
                     FY 2000                                      FY 1999
               From January 1, 2000                         From January 1, 1999
               To December 31, 2000                         To December 31, 1999
-------------------------------------------------------------------------------------------
 N/A                                             N/A
-------------------------------------------------------------------------------------------

     (Acounting for deferred tax)

          ------------------------------------------------------------------------------------------------
                                                      FY 2000
          ------------------------------------------------------------------------------------------------
                 Factors of deferred tax assets and liabilities
                 (Deferred tax assets)                                           (thousands of Yen)
            Deferred revenue                                     JPY      769,410
            Loss carry-forward                                   JPY      236,689
            Sales return allowance                               JPY      209,318
            Accrued corporate taxes                              JPY      112,694
            Loss on evaluation of marketable securities          JPY      103,074
            Others                                               JPY      548,740
                                                                 -------------------
                 Sub-total of deferred tax assets                JPY    1,979,926
            Allowance                                            JPY     -116,630
                                                                 -------------------
                 Total of deferred tax assets                    JPY    1,863,296
                                                                 ===================

          ------------------------------------------------------------------------------------------------

4.  Segment Information
-----------------------

(1) Industry segment information

    The company and its subsidiaries operate principally in two industry segments: "security software business" and "Internet-related products/service business". However, industry segment information is not currently disclosed since more than 90% of sales, operating income and assets in all segments are from the "security software business".

(2) Geographic segment information

                                                                                                      (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                FY 2000                             (From January 1, 2000
                                                                                     to December 31, 2000)

                            -------------------------------------------------------------------------------------------------------
                                Japan    North America    Taiwan       Europe       Others       Total     Eliminations   Consoli-
                                                                                                            or Corporate    dated

-----------------------------------------------------------------------------------------------------------------------------------
I  Sales and operating
           income/loss
       Sales
 (1) Sales to                 8,447,154     6,258,300     1,869,024    4,126,420  1,133,898    21,834,797            -   21,834,797
           third parties
 (2) Intersegment sales       2,031,350     1,602,229       957,303      135,633    144,804     4,871,320   (4,871,320)           -

-----------------------------------------------------------------------------------------------------------------------------------
           Total             10,478,504     7,860,529     2,826,327    4,262,053  1,278,702    26,706,117   (4,871,320)  21,834,797
-----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses          4,207,010     5,264,325     1,987,241    2,739,898    912,699    15,111,175     (719,696)  14,391,478
-----------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)     6,271,493     2,596,204       839,086    1,522,155    366,003    11,594,942   (4,151,624)   7,443,318
-----------------------------------------------------------------------------------------------------------------------------------
II Assets                    34,399,769     7,638,018     2,244,741    3,968,890    909,393    49,160,813   (5,358,789)  43,802,023
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                FY 1999                       (From January 1, 1999
                                                                              to December 31, 1999)
                           --------------------------------------------------------------------------------------------------------
                              Japan       North         Taiwan       Europe     Others         Total      Eliminations    Consoli-
                                         America                                                           or Corporate     dated
-----------------------------------------------------------------------------------------------------------------------------------
I Sales and operating
            income/loss
       Sales
 (1) Sales to
           third parties    5,989,037    3,830,589       1,612,515 1,825,699     483,143     13,740,984              -   13,740,984
 (2) Intersegment sales     1,153,293    1,154,892         479,161         -     202,209      2,989,556     (2,989,556)           -
-----------------------------------------------------------------------------------------------------------------------------------
           Total            7,142,331    4,985,481       2,091,676 1,825,699     685,353     16,730,541     (2,989,556)  13,740,984
-----------------------------------------------------------------------------------------------------------------------------------
 Operating expenses         2,423,568    3,748,639       1,460,638 1,156,450     620,407      9,409,703         77,655    9,487,359
-----------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss)    4,718,762    1,236,842         631,037   669,248      64,946      7,320,837     (3,067,212)   4,253,625
-----------------------------------------------------------------------------------------------------------------------------------
II Assets                  21,957,738    3,044,548       1,904,886 1,862,037     454,005     29,223,215       (366,681)  28,856,534
-----------------------------------------------------------------------------------------------------------------------------------

   (Notes)
   1. Classification of countries and regions is based on geographical proximity. Classification of countries and regions into each geographic segment
         North America : U.S.A.
         Europe        : Italy, Germany, France, UK
         Others        : Korea, Australia, Brazil, Hong Kong, Malaysia, Mexico,
                         New Zealand

   2. Unallocable operating expense for the current period and the previous period (JPY 4,429 millions and JPY 3,976 millions respectively) in the operating expense is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

   3. Major components of total assets for the current period and the previous period (JPY 2,049 millions and JPY 3,174 millions respectively) with "elimination or corporate" are marketable securities in parent company, copyright and software used to develop our products.

   4. Unallocable operating expenses are included in "elimination or corporate" due to the difficulty in recognizing their contribution to each segments' profit and loss.

3.  Overseas sales

                                                                                                 (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------
                                                 FY 2000                    (From January 1, 2000
                                                                             to December 31, 2000)
                                 -------------------------------------------------------------------------------------------
                                  North America          Taiwan             Europe           Others             Total
----------------------------------------------------------------------------------------------------------------------------
 I.   Overseas sales                       6,258,300          1,503,037         4,126,420         1,595,093        13,482,851
 II.  Consolidated sales                                                                                           21,834,797
 III. Ratio of overseas sales
   against consolidated sales                   28.7%               6.9%             18.9%              7.3%             61.7%
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                 FY 1999                     (From January 1, 1999
                                                                             to December 31, 1999)
                                 -------------------------------------------------------------------------------------------
                                  North America          Taiwan             Europe           Others             Total
----------------------------------------------------------------------------------------------------------------------------
 I.   Overseas sales                       3,444,037          1,120,453         2,203,888           975,205         7,743,585
 II.  Consolidated sales                                                                                           13,740,984
 III. Ratio of overseas sales
  against consolidated sales                    25.1%               8.2%             16.0%              7.1%             56.4%
----------------------------------------------------------------------------------------------------------------------------

(Note)   1.  Overseas sales are sales to countries/regions other than Japan.
         2. Classification of countries/region is based on geographical proximity. Classification

                    North America :  U.S.A.
                    Europe        :  Italy, Germany, France, UK
                    Others        :  Korea, Australia, Brazil
                                     Hong Kong, Malaysia, Mexico

5.  Status of manufacturing, orders received and actual sales
-------------------------------------------------------------

(1) Manufacturing result
------------------------

                                                                         (Thousands of Yen)
     --------------------------------------------------------------------------------------
                                  Period                   For the current fiscal year
        Products                                       (From January 2000 to December 2000)
     --------------------------------------------------------------------------------------
              PC Client                                                       39,002
              -----------------------------------------------------------------------------
              LAN Server                                                       7,879
              -----------------------------------------------------------------------------
              Internet Server                                                149,751
              -----------------------------------------------------------------------------
              Other Products                                                  56,938
     --------------------------------------------------------------------------------------
          Internet based products/ service                                   680,722
     --------------------------------------------------------------------------------------
                            Sub-total                                        934,292
     --------------------------------------------------------------------------------------
          Other service                                                       16,700
     --------------------------------------------------------------------------------------
                              Total                                          950,992
     --------------------------------------------------------------------------------------

  (Note)
1.   Amount is based on manufacturing expense.
2.   Consumption tax is not included in the amount above.

(2)  Sales result
-----------------

                                                                         (Thousands of Yen)
     --------------------------------------------------------------------------------------
                                  Period                    For the current fiscal year
        Products                                       (From January 2000 to December 2000)
     --------------------------------------------------------------------------------------
              PC Client                                                    4,926,095
              -----------------------------------------------------------------------------
              LAN Server                                                   2,163,586
              -----------------------------------------------------------------------------
              Internet Server                                              8,021,347
              -----------------------------------------------------------------------------
              Other Products                                                 870,137
     --------------------------------------------------------------------------------------
          Internet based products/ service                                 1,218,954
     --------------------------------------------------------------------------------------
                            Sub-total                                     17,200,119
     --------------------------------------------------------------------------------------
          Other service                                                    4,634,678
     --------------------------------------------------------------------------------------
                              Total                                       21,834,797
     --------------------------------------------------------------------------------------

(Note)

     1. Quantity is omitted dues to many types of products included in one product line.

6.   Fair Market Value of Marketable Securities
-----------------------------------------------

 .  Fair market value of securities
   *Please refer to the "notes" concerning the fair market value for the first half of the year 2000.

                   Market value of the marketable securities

                                                                                              (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
          Current/Non-current                                   FY 2000 As of December 31, 2000
------------------------------------------------------------------------------------------------------------------------
                                          Recorded amount on B/S      Fair market value         Appraisal gain/loss
------------------------------------------------------------------------------------------------------------------------
  Securities classified as current assets
     Equity securities                                   172,475                   172,475                          0
     Debt securities                                   1,700,000                 1,762,560                     62,560
     Others                                                    -                         -                          -
                                        --------------------------------------------------------------------------------
     Sub-total                                         1,872,475                 1,935,035                     62,560
------------------------------------------------------------------------------------------------------------------------
  Securities classified as non-current assets
     Equity securities                                         -                         -                          -
     Debt securities                                           -                         -                          -
     Others                                                    -                         -                          -
                                        --------------------------------------------------------------------------------
     Sub-total                                                 -                         -                          -
------------------------------------------------------------------------------------------------------------------------
     Total                                             1,872,475                 1,935,035                     62,560
------------------------------------------------------------------------------------------------------------------------

 (Note) 1.  Calculation method of fair (market) value.

             -----------------------------------------------------------------------------------------------
                                                     FY 2000
             -----------------------------------------------------------------------------------------------
                    (1) Securities traded in the overseas over-the-counter market
                        Based on price quotations in NASDAQ.
                    (2) Securities traded in the domestic over-the-counter market
                        Based on price quotations announced by Japan Securities Association.
                    (3) Debt securities whose fair value are determinable
                        Based on the standard indication price announced by Japan Securities
                        Association.
             -----------------------------------------------------------------------------------------------

        2. Treasury stocks are excluded from marketable securities classified as current assets.

3. The amount of securities included in the balance sheets but excluded from the above table.

                                                                                                      (Thousands of yen)
             -----------------------------------------------------------------------------------------------------------
                                                                                         FY 2000
                                                                                 As of December 31, 2000
             -----------------------------------------------------------------------------------------------------------
             Securities classified as current assets:

              Mutual fund that is not affected by
              market volatility including medium-term JGB fund                                                    44
              and MMF
              (Medium-term JGB Fund
                  included in above)                                                                         (     -)
             (MMF included in above)                                                                         (     -)
             -----------------------------------------------------------------------------------------------------------
             Securities classified as non-current assets:

             Non-listed equity securities excluding equity
             securities traded in the over-the-counter market                                                602,573
             (Investments in subsidiaries and affiliates included
                                                           above)                                           (182,472)
             Non-listed debt securities due within one year                                                        -
             -----------------------------------------------------------------------------------------------------------

7.   Contract or Notional amount, FMV and Valuation gain/loss of Derivatives
----------------------------------------------------------------------------

   *This section was included in the notes for the first half of the year 2000.

   1.     Basic policies for derivatives transactions.

     As a basic policies of our Trend group, we do not make the derivatives transactions. However, ip Trend (Tokyo Chuo-ku), which was acquired in the fiscal year 2000, had existing transactions at the time of acquisition, and they were not cancelled at the end of 2000. We will cancell these transactions in the near future.

   2.     Fair market value of the derivative transaction

     Contract or notional amount, fair market value and appraisal gain/loss                     (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------
                                                            FY 2000 As of December 31, 2000
                                         --------------------------------------------------------------------------
            Transaction type                Contract or notional amount
                                                           --------------  Fair market value     Appraisal gain/loss
                                                            Over 1 year
-------------------------------------------------------------------------------------------------------------------
   Other than market transactions

   Interest rate cap                              100,000      100,000                   731                    731

   Interest rate swap                             200,000      200,000                -7,482                 -7,482
-------------------------------------------------------------------------------------------------------------------
                 Total                            300,000      300,000                -6,751                 -6,751
-------------------------------------------------------------------------------------------------------------------

 (Note) 1. Calculation method of fair (market) value
           Fair market value is calculated based on price quotations and transaction contents.

8.   Transaction with affiliates
--------------------------------

  FY 2000 (From January 1, 2000 to December 31, 2000)

                          Transactions with affiliates

 Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------
                                                                                         Relationship
                                                                                    -----------------------
Attribute       Company     Address         Common        Business    % of voting   Additional                   Transaction
                 name                       Stock        industries      right        post of     Business
                                                                                     officers     relations
-----------------------------------------------------------------------------------------------------------------------------
Affiliates     NTT Data     Tokyo       (Yen)300,000    Network           20%             1       Development       Product
               Security    Shibuya-ku     thousands     security                                 of technology      sales
             Corporation                                service                                    products
                                                                                                  and security
                                                                                                    system
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------
                                                  Ending
 Attribute         Amount        Account
                                                 balance

-----------------------------------------------------------
 Affiliates    (Yen)196,517      Account      (Yen)206,089
                 thousands     receivable       thousands
-----------------------------------------------------------

-----------------------------------------------------------

-----------------------------------------------------------

-----------------------------------------------------------

9    Significant Subsequent Events
----------------------------------


(1) Issuance of sixth round of unsecured bonds with detachable stock-purchase-warrants Based on the approval of the board of directors meeting on February 15, 2001, the sixth round of unsecured bonds with detachable stock-purchase-warrants will be issued.
    The terms for the issuance are as follows:

    (Issue date)                           March 19, 2001
    (Total amount of issuance)             (Yen)5,000 million
    (Type of stock)                        Par value common stock
    (Percentage of grant)                  100%
    (Exercising
         total amount of issuance)         (Yen)5,000 million

    The bonds with detachable stock-purchase-warrants will be issued as incentive plan of Trend Micro Inc. The company repurchases and distributes the warrants to directors and employees of the company and its subsidiaries.

(2) Based on the approval of the board of directors meeting on February 15, 2000, the stock split with a free distribution of new shares will be conducted.
The terms for the issuance are as follows:

1.  Purpose of stock split
    Stock split occurs as a benefit return to stockholders and a progress of liquidy of our stocks.
2.  Summary
    (1)  Method of split
         Effective as of May 18, 2001, the company will conduct free distribution of two-for-one stock split.
    (2)  The increased number of stock split as of on January 31, 2001.

    (Issued number of stocks at January 31, 2001)              65,577,070 shares
    (Increased number of stocks due to split)                  65,577,070 shares
    (Total number of stocks)                                  131,154,140 shares
    It is impossible to fix the number of stocks as of the effective data because of the possibility to know an increase in the number of stocks caused by an exercise of warrants.
1.  The date of issue
    (Allotment date)                                              March 31, 2001
    (Effective date)                                                May 18, 2001
2.  The date of counted dividends                                January 1, 2001

(3) Change of the standard on sales recognition

  As a prevailing practice for software product sales in the parent company and its foreign subsidiaries, a software license agreement which bundles post-contract customer support ("PCS") services (including telephone support, unspecified upgrade of licensed products and update of virus pattern files) is normally entered into with their customers. The parent company and Trend Micro Incorporated (Taiwan) have historically recognized aggregate contractual amount including both fees for initial software license and bundled PCS as revenue upon the delivery of licensed products to a customer. Based on the decision by the board of directors on February 15, 2001, from fiscal year 2001, the parent company and Trend Micro Incorporated (Taiwan) will change the accounting policy for PCS to defer the portion of revenue from the bundled PCS, which could be identified separately from the initial licensing fee, and to recognize the revenue equally over the contractual PCS period.

                  Digest of Non-consolidated Earnings Results for the Fiscal Year Ended December 31, 2000


  Company:   Trend Micro Incorporated   Tokyo Stock exchange first section (TSE)
  OTC Code:  4704
  Address:   Odakyu Southern Tower, 10F 2-2-1 Yoyogi Shibuya-ku Tokyo, 151-8583
             Japan

  Contact    Position     Director and Administrative officer
  person:
             Name         Toshiro Watanabe    (Phone: 81-3-5334-3600)

  Date of the board of directors meeting
    authorizing the non-consolidated earnings results:     February 15, 2001
  Date of the ordinary stockholders' meeting:              March 27, 2001

  The company can distribute semi-annual cash dividends based on the Articles of corporation.



1. Financial Highlights for FY 2000 (January 1, 2000 through December 31, 2000)

(1)  Results of operations
(All figures are rounded down to millions of yen.)

----------------------------------------------------------------------------------------------------------------------------

                                       (Compared to                       (Compared to                       (Compared to
                                       the previous       Operating       the previous        Ordinary       the previous
                       Sales              year)            income            year)             Income            year)
----------------------------------------------------------------------------------------------------------------------------
                   Millions of yen                %     Millions of yen              %    Millions of yen               %
        FY 2000        9,426             (   30.6)          2,734           (   37.0)           2,533         (    17.3)
        FY 1999        7,220             (   23.6)          1,995           (   21.2)           2,160         (   -10.8)
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                          Net income    Net income    Return on      Ordinary
                                       (Compared to the    per share    per share   shareholders'  income/total    Ordinary
                      Net income        previous year)      (Basic)     (Diluted)      equity      assets ratio  income ratio
------------------------------------------------------------------------------------------------------------------------------
                     Millions of yen                %        Yen           Yen                 %             %             %
         FY 2000         2,038             (   81.1)          31.26        30.54          11.5           8.7          26.9
         FY 1999         1,125             (  -19.1)          17.70        17.21           7.5          10.8          29.9
------------------------------------------------------------------------------------------------------------------------------

(Note)
1.  Weighted average number of    65,194,481 shares (FY 2000)
     shares outstanding:          63,550,165 shares (FY 1999)
2.  Accounting changes:    None
3. The percentage of sales, operating income, ordinary income and net income are comparison to prior fiscal year.

(2) Cash dividends

-------------------------------------------------------------------------------------------------------------------------
                                Annual cash dividends per share            Total                            Dividend/
                                    ---------------------------------    dividends     Dividend-payout    stockholders'
                                    As of June end    As of Dec end      (Annual)          ratio          equity ratio
-------------------------------------------------------------------------------------------------------------------------
                                                Yen            Yen    Millions of Yen               %               %
         FY 2000        0.00             0.00             0.00               -                -                 -
         FY 1999        0.00             0.00             0.00               -                -                 -
-------------------------------------------------------------------------------------------------------------------------

(3) Financial Position

-----------------------------------------------------------------------------------------------------------------
                                                                      Shareholders'     Shareholders' equity
                         Total assets       Shareholders' equity       ratio           per share
-----------------------------------------------------------------------------------------------------------------
                        Millions of yen       Millions of yen                    %              Yen
         FY 2000            33,493                 19,655                 58.7                 299.80
         FY 1999            24,436                 15,719                 64.3                 242.43
-----------------------------------------------------------------------------------------------------------------

(Note)
1.  Shares issued and outstanding at the end of the period:   65,560,421 shares as of December 31, 2000

                                                              64,842,900 shares as of December 31, 1999
                                                              *Stock split (1to3) was made during FY1999 with an
                                                              increase of 42,749,400 shares.

2 Earning projections for the next fiscal year (January 1, 2001 through December 31, 2001)

------------------------------------------------------------------------------------------------------------------------
                             Sales                                           Annual cash dividend per share
                                                                             --------------------------
                                              Ordinary         Net income         June 30,     December
                                               income                               2000       31, 2000
------------------------------------------------------------------------------------------------------------------------
                        Millions of yen    Millions of yen  Millions of yen         Yen           Yen          Yen
          FY 2001           15,000              3,600            1,300               -             -            -
------------------------------------------------------------------------------------------------------------------------

(Reference) Estimated net income per share:   19.83

Earning projections for the next fiscal year (January 1, 2001 through December 31, 2001)

   The Company's sales revenues are mainly derived from licensing of its products, upgrading of its products and patterns files and post-contract support including customer support. Until the end of FY 2000, the Company had recognized sales revenues from customer support (which was included in post-contract support) at the beginning of the relevant support period. Effective from FY 2001, the method of the revenue recognition has been changed and sales revenues from customer support are deferred over the relevant support period.

   For convenience of comparison, the projections for the year ending December 31, 2001 are presented in two ways: projections after giving effect to the above-mentioned change and those calculated on the assumption that the method before the change continues to apply to the year ending December 31, 2001.

       ----------------------------------------------------------------------------------------------
                                    Projections for       Assumed projections
                                        FY 2001               for FY 2001         Increase/Decrease
       ----------------------------------------------------------------------------------------------
                                   Millions of yen        Millions of yen         Millions of yen
       Sales revenue                   15,000                    15,800                    - 800
       Ordinary income                  3,600                     4,400                    - 800
       Net income                       1,300                     2,500                   -1,200
       ----------------------------------------------------------------------------------------------
       Estimated net                    19.83                     38.13                   -18.30
         income per share
       ----------------------------------------------------------------------------------------------

Non-consolidated Financial Statements
   (1) Condensed non-consolidated balance sheets
   ---------------------------------------------

                                                                                                              (Thousands of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                     Period                   FY2000                          FY1999            Net increase
                                                     (As of December 31,2000)        (As of December 31,1999)     /decrease
                                                  -------------------------------------------------------------------------------
  Account                                               Amount       Percentage         Amount       Percentage        Amount
---------------------------------------------------------------------------------------------------------------------------------
                                                                              %                               %
                 ( Assets )
 I    Current assets

     1.   Cash and bank deposits           *3          16,271,731                      14,054,087                      2,217,644
     2.   Notes receivable,trade                                0                             128                           -128
     3.   Accounts receivable,
                           trade           *3,6         4,131,960                       3,220,285                        911,675
     4.   Marketable securities             *3          1,872,506                          61,659                      1,810,847
     5.   Treasury stocks                   *5             21,908                          17,137                          4,771
     6.   Finished goods                                   18,750                         370,714                       -351,964
     7.   Raw materials                                         -                             670                           -670
     8.   Work in process                                       -                           9,956                         -9,956
     9.   Supplies                                         20,275                          25,139                         -4,864
     10.  Intercompany short-term                         762,169                         115,844                        646,325
             loan receivables
                                            *3
     11.  Other receivables                 *4            290,375                         697,648                       -407,273
     12.  Deferred tax assets                             500,494                               -                        500,494
     13.  Other current assets              *4            161,832                         140,674                         21,158
     14.  Allowance for doubtful
             accounts                                    -106,649                         -96,400                        -10,249
                                                  ------------------             -------------------             ----------------
       Total current assets                            23,945,356         71.5         18,617,547         76.2         5,327,809
 II    Non-current assets
     1.  Tangibles                          *2            260,871          0.8            183,342          0.7            77,529
     2.  Intangibles
          (1) Software copyright                          115,175                         253,385                       -138,210
          (2) Software                                    162,799                               -                        162,799
          (3) Software in progress                        163,629                               -                        163,629
          (4) Others                                       62,103                          80,381                        -18,278
                                                  ------------------             -------------------             ----------------
       Total intangibles                                  503,707          1.5            333,767          1.4           169,940
     3.  Investments and other assets

          (1)  Investments in                             397,730                       2,217,600                     -1,819,870
                 securities                 *3

          (2)  Investments in
               Subsidiaries and affiliates  *3          6,960,940                       1,673,840                      5,287,100

          (3)  Investments in                             928,119                         960,806                        -32,687
                 capital funds
          (4)  Investments in               *3              5,274                           5,274                              0
                 capital of affiliates
          (5)  Intercompany long-term
                 loan receivables           *3             57,590                          51,370                          6,220
          (6)  Claim in bankruptcy                         14,616                          14,616                              0
          (7)  Long-term prepaid expenses                     120                          50,611                        -50,491
          (8)  Deposits                                   351,854                         341,422                         10,432
          (9)  Deferred tax assets                         81,544                               -                         81,544
          (10) Others                                       1,004                           1,004                              0
          (11) Allowance for
                 doubtful accounts                        -15,534                         -15,027                           -507
                                                  ------------------             -------------------             ----------------
        Total investments and other
        assets                                          8,783,260         26.2          5,301,518         21.7         3,481,742
                                                  ------------------             -------------------             ----------------
          Total non-current assets                      9,547,839         28.5          5,818,628         23.8         3,729,211
                                                  ------------------             -------------------             ----------------
          Total assets                                 33,493,195        100.0         24,436,176        100.0         9,057,019
                                                  ==================             ===================             ================

---------------------------------------------------------------------------------------------------------------------------------

                                                              (Thousands of yen)

--------------------------------------------------------------------------------------------------------------------------------
                                         Period               FY2000                       FY1999                Net increase
                                                      (As of December 31, 2000)      (As of December 31, 1999)     /decrease
--------------------------------------------------------------------------------------------------------------------------------
   Accounts                                            Amount      Percentage         Amount      Percentage       Amount
--------------------------------------------------------------------------------------------------------------------------------
                 (Liabilities)                                               %                             %

I      Current liabilities

       1.  Accounts payable, trade         *             36,658                         39,669                          -3,011
       2.  Other payables                  *3, 4        819,825                        756,987                          62,838
       3.  Accrued corporate income                   1,229,925                        626,536                         603,389
             taxes and other
       4.  Accrued consumption
             taxes and other                            108,803                        104,907                           3,896
       5.  Accrued expenses                             103,139                         85,611                          17,528
       6.  Deposits received                             90,279                         18,278                          72,001
       7.  Advances received               *4            34,392                         24,594                           9,798
       8.  Allowance for sales return                   287,661                         92,203                         195,458
       9.  Warrant                                    1,345,666                        919,587                         426,079
       10. Other current liabilities       *4            27,437                         14,743                          12,694
                                                  -------------                 --------------                     -----------
          Total current liabilities                   4,083,788          12.2        2,683,118         11.0          1,400,670
II     Long-term liabilities
       1.  Long-term debt                             9,700,000                      6,000,000                       3,700,000
       2.  Accrued pension and                           53,716                         33,243                          20,473
            severence costs
                                                  -------------                 --------------                     -----------
          Total long-term liabilities                 9,753,716          29.1        6,033,243         24.7          3,720,473
                                                  -------------                 --------------                     -----------
          Total liabilities                          13,837,504          41.3        8,716,361         35.7          5,121,143

            (Shareholders' equity)
I      Common stock                        *1, 7      6,182,838          18.5        5,414,660         22.1            768,178
II     Suspense receipts on capital                         427           0.0                -            -                427
            subscriptions                  *8
III    Additional paid-in capital                     8,112,841          24.2        7,130,743         29.2            982,098
IV     Legal reserve                                     20,833           0.1           20,833          0.1                  0
V      Retained earnings
       1.  Unappropriated retained earnings
             at the end of period                     5,338,749                      3,153,577                       2,185,172
                                                  -------------                 --------------                ----------------
          Total retained earnings                     5,338,749          15.9        3,153,577         12.9          2,185,172
                                                  -------------                 --------------                ----------------
          Total shareholders' equity                 19,655,690          58.7       15,719,814         64.3          3,935,876
                                                  -------------                 --------------                ----------------
          Total liabilities and
                 shareholders' equity                33,493,195         100.0       24,436,176        100.0          9,057,019
                                                  =============                 ==============                ================
----------------------------------------------------------------------------------------------------------------------------------

(2)Condensed non-consolidated income statements


                                                                                                           (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                   Period     For the current fiscal year           For the previous
                                                                                       fiscal year               Net increase
                                                 (From January 1, 2000              (From January 1, 1999          /decrease
                                                  to December 31, 2000)              to December 31, 1999)
--------------------------------------------------------------------------------------------------------------------------------
  Account                                             Amount       Percentage         Amount       Percentage
--------------------------------------------------------------------------------------------------------------------------------
                                                                          %                               %                   %
I     Sales                           *1             9,426,589       100.0            7,220,414      100.0               130.6
II    Cost of sales                   *7               625,267         6.6              366,619        5.1               170.5
      Provision for                                    195,458         2.1               78,083        1.1               250.3
                 sales return
                                             -------------------               ------------------              -----------------
      Gross profit                                   8,605,863        91.3            6,775,711       93.8               127.0
III   Selling, general and
          administrative          *2,5,7             5,871,643        62.3            4,780,533       66.2               122.8
          expenses


                                             -------------------               ------------------              -----------------
       Operating income                              2,734,219        29.0            1,995,178       27.6               137.0
IV    Non-operating income            *3               439,650         4.7              552,136        7.7                79.6
V     Non-operating expenses          *4               639,873         6.8              387,222        5.4               165.2
                                             -------------------               ------------------              -----------------
       Ordinary income                               2,533,996        26.9            2,160,091       29.9               117.3
VI    Unusual gains                   *6             1,019,734        10.8                    -          -                   -
VII   Unusual losses                  *7                 5,027         0.1                    -          -                   -
                                             -------------------               ------------------              -----------------
       Income before taxes                           3,548,703        37.6            2,160,091       29.9               164.3
       Corporate, inhabitant                         1,945,570        20.6            1,034,960       14.3               188.0
           and enterprise tax
       Income taxs deffered                            434,886         4.6                    -                              -
                                             -------------------               ------------------              -----------------
       Net income                                    2,038,019        21.6            1,125,131       15.6               181.1
       Retained earnings at                          3,153,577                        2,028,445                          155.5
        the beginning of the
        year
       Decrease in retained
        earnings due to                                147,152                                -                              -
        merger
                                             -------------------               ------------------              -----------------
       Unappropriated                                5,338,749                        3,153,577                          169.3
        retained earnings at
        the end of the
        period                               ===================               ==================              =================
--------------------------------------------------------------------------------------------------------------------------------

(3) Proposed appropriation of retained earnings
                                                              (Thousands of yen)

--------------------------------------------------------------------------------------------------------------------------------
                                     Period                 FY2000                                      FY1999
 Account                                             (From January 1, 2000                      (From January 1, 1999
                                                      To December 31, 2000)                       To December 31 1999)
--------------------------------------------------------------------------------------------------------------------------------
I      Unappropriated retained
        earnings at the end of                                            5,338,749                                  3,153,577
        the  period


II     Profit appropriation

                                                                ---------------------                      ---------------------
III    Unappropriated retained
        earnings carried forward                                          5,338,749                                  3,153,577
                                                                ---------------------                      ---------------------
--------------------------------------------------------------------------------------------------------------------------------

Significant accounting policies and practices for preparing annual financial
----------------------------------------------------------------------------
statements
----------

--------------------------------------------------------------------------------
1.   Valuation of securities              (1) Securities
                                            Marketable securities-
                                             Marketable securities are stated at
                                             the lower of weighted average cost
                                             or market.

                                          (2) Other securities-
                                            Other securities are stated at the
                                            weighted average cost
--------------------------------------------------------------------------------
2.  Valuation of inventories              (1) Inventories
                                            Finished goods  .  Raw materials  .
                                                Supplies - Finished goods, raw
                                                materials and supplies are
                                                stated at the weighted average
                                                cost.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.  Depreciation and amortization method  (1) Property and equipment
     for fixed assets                         Depreciation is computed by
                                              declining-balance method at rates
                                              based on the Corporate Income
                                              Tax Law.

                                          (2) Intangibles
                                               *Parent company and domestic
                                               consolidated subsidiaries
                                               (Software for sales) Straight-
                                               line method over the estimated
                                               useful lives.(12 months)

                                               (Software for internaluse)
                                               Straight-line method over the
                                               estimated useful lives.(5 years)

                                               (Other intangibles)
                                               Straight-line method based on the
                                               Corporate Income Tax Low.

                                           (Additional information)
                                           1. Software for mass sale
                                                In the prior fiscal years,
                                           development costs for master program
                                           of software products for sale were
                                           classified as "finished goods" and
                                           software in progress were classified
                                           as "work-in-progress". The
                                           capitalized development costs for
                                           master program of software products
                                           were amortized over 3 years on a
                                           straight-line basis and charged to
                                           "cost of sales". From this fiscal
                                           year, pursuant to "Accounting
                                           Standards for Research and
                                           Development Costs" (Business
                                           Accounting Deliberation Council,
                                           March 13, 1999), are development
                                           costs for master program of software
                                           products were capitalized as
                                           "software" in intangible assets
                                           section and amortized over estimated
                                           useful lives (12 months). The
                                           software in progress are capitalized
                                           as "software in Progress" in
                                           intangible assets.

                                                In connection with the adoption
                                           of the new accounting standards, the
                                           Company changed the estimated useful
                                           lives of the capitalized software
                                           development costs to 12 months based
                                           on its investigation of the useful
                                           lives of the Company's
                                           softwareproducts. The change was made
                                           to reflect shortened life cycles of
                                           the Company's products in the
                                           competitive market caused by the
                                           rapid technological progress to cope
                                           with daily emerging computer viruses.

                                                The change in accounting policy
                                           resulted in decreasing each of
                                           consolidated gross profit, operating
                                           income, ordinary income and net
                                           income before tax for the year ended
                                           December 31, 2000 by JPY 240
                                           thousand, respectively.

                                           2. Software for internal use
                                                Pursuant to the application of
                                           transition measure of "Implementation
                                           Guidelines to Accounting for Research
                                           and Development Costs and Software"
                                           (JICPA Accounting Standards Committee
                                           Report No.12, March 31,1998),
                                           software costs for Internal use which
                                           were capitalized as "others" in the
                                           Investments and other assets section
                                           remain to be accounted for in the
                                           previous manner.

                                                However, disclosure of above
                                           software costs changed from "other
                                           investments" in the investments and
                                           other assets section (JPY 30,487
                                           thousands for the year ended December
                                           31, 2000) to "software" in the
                                           intangible assets section.

                                                Such costs are amortized over
                                           their estimated useful lives (5
                                           years) on a straight-line basis.

                                                3. Long-term prepaid expenses
                                                 Long-term prepaid expenses are
                                           amortized by the method under the
                                           Corporate Income Tax Low.3.

--------------------------------------------------------------------------------
4.  Accounting method for                  Stock issue costs and bond issue
                       deferred assets     costs are charged to income when
                                           incurred.

--------------------------------------------------------------------------------
5.  Accounting policies for provision  (1) Allowance for doubtful accounts
                                           In order to reserve future losses
                                           from bad debts, allowance for
                                           doubtful accounts is provided for the
                                           estimated uncollectible amount of
                                           individual receivables in addition to
                                           the maximum deductible amount allowed
                                           under the Corporate income tax law.

                                       (2) Provision for loss on sales return
                                           In order to reserve future losses
                                           from sales return subsequent to the
                                           fiscal year-end, allowance for sales
                                           return is recorded based on the past
                                           experience of the sales return.

                                       (3) Retirement and severance benefits
                                           100% of amount required for voluntary
                                           retirement at the end of the year is
                                           recorded as accrued pension and
                                           severance costs.

--------------------------------------------------------------------------------
6.  Accounting for leased assets           Finance leases without transfer of
                                           ownership of the assets are accounted
                                           for in the same manner as applied for
                                           operating leases.

--------------------------------------------------------------------------------
7.  Other important matters for        (1) Consumption tax
             preparing annual
             financial statements
                                           Transactions subject to consumption
                                           tax are stated at the amount net of
                                           the related consumption tax.

                                       (2) Accounting for stock warrants that
                                           was granted to some officers and
                                           employees.

                                           The Company has adopted incentive
                                           plans where warrants to purchase
                                           parent company's shares are granted
                                           to directors and certain employees
                                           after parent company issues bonds
                                           with detachable warrants and
                                           immediately repurchases all of the
                                           warrants. Compensation costs are
                                           measured at repurchase costs of
                                           warrant securities at the point of
                                           grant because that is only one of the
                                           compensation scheme which grants
                                           warrants to directors and employees.
                                           Warrant portion of the bonds is
                                           recorded as "warrant account" upon
                                           issuance and then transferred to
                                           "additional paid-in capital" upon
                                           exercise.

--------------------------------------------------------------------------------

Changes in account principle
----------------------------
--------------------------------------------------------------------------------
We have reported our financial statements based on tax effect accounting from the current fiscal year accompanied by the revision of financial statement principle. Deferred tax assets are recorded at an amount of 582,039 thousands yen (current assets 500,494 thousands of yen, other investment assets 81,544 thousands of yen) compared to the period before the revision. Increase in net income is 434,886 thousand yen and one in unappropriated retained earnings at the end of the period is 582,039 thousands yen.
--------------------------------------------------------------------------------

Notes
-----

Non-consolidated balance sheets)                                                            (Thousands of yen)
      ------------------------------------------------------------------------------------------------------------------
                             FY2000                                                FY1999
                    (As of December 31, 2000)                             (As of December 31, 1999)
      ------------------------------------------------------------------------------------------------------------------
      * 1   Number of shares authorised                     * 1   Number of shares authorised
                          250,000,000 shares                                  83,000,000 shares
            Number of shares issued                               Number of shares issued
                           65,560,421 shares                                  64,842,900 shares

      ------------------------------------------------------------------------------------------------------------------
      * 2   Accumulated depreciation of                     * 2   Accumulated depreciation of
                        property and equipment                                property and equipment
                              192,765                                            123,857

      ------------------------------------------------------------------------------------------------------------------
      * 3   Major assets                                     * 3  Major assets
         and liabilities denominated in foreign                  and liabilities denominated in foreign
         currencies are as follows.                              currencies are as follows.
           Accounts          in foreign currency   in JPY          Accounts           in foreign currency        in JPY
                                 (in thousands)                                           (in thousands)
      Cash and bank deposits   US$    11,123      1,276,932      Cash and bank deposits    US$     7,898        808,813
      Accounts receivable,                                       Accounts receivable,
        trade                  US$     7,805        896,078        trade                   US$     4,379        448,521
      Marketable securities    US$     1,502        172,746      Marketable securities               521         61,628
      Intercompany short-term                                    Intercompany short-term
       loan receivables        US$     3,693        424,049        loan  receivables       US$       868         88,919
                                                                                           AU$       140          9,331
                               GBP       406         69,537                                GBP       106         17,593
      Investments in                                             Investments in
        securities             US$     2,000        215,730        securities              US$     4,000        417,600
      Investment in                                              Investments in
        subsidiaries           US$     1,276        146,429        subsidiaries            US$     1,276        146,429
        and affiliates         NTS   436,499      1,721,400        and affiliates          NT$   353,999      1,434,300
                               GBP       110         20,611                                GBP       110         20,611
      Intercompany long-term                                     Intercompany long-term
        loan receivable        US$       501         57,590        loan receivable         US$       501         51,370
      Accounts                                                   Accounts
            payable, other     US$     2,709        311,103            payable, other      US$     1,931        197,739
                               NT$    36,848        127,790                                NT$    55,729        181,846
                                DM       221         12,082
                               GBP        24          4,195
      ------------------------------------------------------------------------------------------------------------------
      * 4   Notes to intercompany balances which             * 4  Notes to intercompany balances which
          are not disclosed separately are as follows.           are not disclosed separately are as follows.
      (1) Receivables                                       (1)  Receivables
             Accounts receivables, trade      896,086               Accounts receivables, trade    448,521
             Other accounts receivables       273,503               Other accounts receivables     273,503
             Other current assets              15,496               Other current assets             9,528
             ----------------------------------------               --------------------------------------
             Total                          1,185,087               Total                          967,701

      (2) Payables                                          (2)  Payables
             Accounts payables, trade              20               Accounts payables, trade            59
               Other accounts payables        459,372               Other accounts payables        391,328
               Advances received                2,113               Advances received                2,132
               Other current liabilities        3,027               Other current liabilities        1,824
               --------------------------------------------         ---------------------------------------
               Total                          464,534               Total                          395,345

      -----------------------------------------------------------------------------------------------------------------

      --------------------------------                              ----------------------------

      -----------------------------------------------------------------------------------------------------------------
      * 5   Number of treasury stocks                        * 5  Number of treasury stocks
                                      2,631 shares                                             875 shares
      -----------------------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------------------------
     * 6 (Additional information)
     We have changed the purpose for investment
     in securities below to the temporary
     investment from the current fiscal year.

          SINA.COM        172,475 thousands yen
          Softbank 7/th/ round bonds
                         1,700,000 thousand yen

     -----------------------------------------------------------------------------------------------------------
     * 7 Description of increases in the number of            * 7 Description of increases in the number of
                                       shares issued                                            shares issued

     (1)                                                      (1)Type of issuance of shares
          -------------------------                                  Stock split (1 to 3)
                                                               -Number of shares issued
                                                                                 42,749,400 shares
                                                               -Issue price per share
                                                                                   (Yen)-
                                                               -Increase in common stock
                                                                                    -

     (3)      Type of issuance of shares                      (2)Type of issuance of shares
                 Exercise of stock warrants                         Exercise of stock warrants
                  Detached from bonds                                 detached from bonds
         -Number of shares issued                              -Number of shares issued
                                717,521 shares                                    1,257,900 shares
         -Issue price per share                                -Issue price per share
                             (Yen)-                                                (Yen)-
         -Increase in common stock                             -Increase in common stock
                            768,178                                                 333,523

     -----------------------------------------------------------------------------------------------------------
     * 8 Exercise of stock warrants

         Suspense receipts on capital subscriptions consists of exercised stock warrants and will be issue 1,500 stocks and transferred to 213 thousands yen of capital reserve and 214 thousands yen of legal reserve.

      -----------------------------------------------------------------------------------------------------------

(Non-consolidated income statement)
                                                                                               (Thousands of yen)
-------------------------------------------------------------------------------------------------------------------
                         FY2000                                                     FY1999
                (From January 1, 2000                                       (From January 1, 1999
                 To December 31, 2000)                                       To December 31, 1999)
-------------------------------------------------------------------------------------------------------------------
*  1  Intercompany sales included in net sales              *  1  Intercompany sales included in net sales
                                                                                                        1,153,293

-------------------------------------------------------------------------------------------------------------------
*  2 Major components of selling, general and               *  2 Major components of selling, general and
   administrative expenses are as follows.                      administrative expenses are as follows.
Sales promotion cost                              533,333    Advertising and sales
Salaries and bonuses                            1,339,050      promotion cost                             710,330
Pension and serverance cost                                  Salaries and bonuses                       1,233,841
Allowance for doubtful                             26,485    Pension and
 accounts                                          10,755      severance costs                             16,335
Depreciation expense                               61,652    Depreciation expense                          47,387
Service charge                                    359,501    Service charge                               437,018
Research and development costs                    927,403    Research and development costs             1,138,367
Service charge of software                        966,591    Amortization of software copyright           138,210

-------------------------------------------------------------------------------------------------------------------
*  3 Major components of                                    *  3 Major components of
            non-operating income                                         non-operating income
Investment income                                  52,973    Investment income                             92,468
Gain on sales of                                             Gain on sales of
   marketable securities                          119,649       marketable securities                     280,531
Foreign exchange gain                             215,766    Gain on sales of
Interest income                                    45,836       treasury stocks                           145,673
-------------------------------------------------------------------------------------------------------------------
*  4 Major components of                                    *  4 Major components of
           non-operating expenses                                         non-operating expenses
Loss from evaluation of                           245,124    Bonds interest expense                        64,109
    securities                                               Foreign exchange loss                        125,347
Bonds interest expense                            202,714    Public offering costs                        154,309
Bonds issued cost                                  44,295
Loss from sales of
    treasury stock                                 67,380
-------------------------------------------------------------------------------------------------------------------
*  5 Depreciation and amortization expense                  *  5 Depreciation and amortization expense
Property and equipment                             76,042    Property and equipment                        55,805
Intangibles                                       621,172    Intangibles                                  158,166
-------------------------------------------------------------------------------------------------------------------
*  6 Major components of unusual gain
                                                                       -----------------------
Gain from lawsuit                               1,019,734
  settlement
-------------------------------------------------------------------------------------------------------------------
*  7 Major components of unusual loss
                                                                       -----------------------
Loss on disposal of                                 5,027
  fixed assets
-------------------------------------------------------------------------------------------------------------------

(Fair market value of investments)
* Please refer to the "notes" of consolidation concerning the fair market value at December 31. 2000.

                   Market value of the marketable securities

                                                                                                          (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                FY 1999 As of December 31, 1999
          Current/Non-current          ---------------------------------------------------------------------------------
                                          Recorded amount on B/S      Fair market value         Appraisal gain/loss
------------------------------------------------------------------------------------------------------------------------
 Securities classified as current assets

     Equity securities                                    78,765                 496,595                    417,829
     (Treasury stock)                                    (17,137)                (22,757)                    (5,437)
     Debt securities                                           -                       -                          -
     Others                                                    -                       -                          -
                                        --------------------------------------------------------------------------------
     Sub-total                                            78,765                 496,565                    417,829
------------------------------------------------------------------------------------------------------------------------
 Securities classified as non-current assets

     Equity securities                                         -                       -                          -
     Debt securities                                   1,800,000               1,800,460                        460
     (Bonds in subsidiaries)                             (     -)                (     -)                   (     -)
                                        --------------------------------------------------------------------------------
     Others                                                    -                       -                          -
                                        --------------------------------------------------------------------------------
     Sub-total                                         1,800,000               1,800,460                        460
------------------------------------------------------------------------------------------------------------------------
     Total                                             1,878,765               2,297,055                    418,289
------------------------------------------------------------------------------------------------------------------------

 (Note) 1. Calculation method of fair market value (including equivalent of fair market value)

        -----------------------------------------------------------------
                                     FY 1999
        -----------------------------------------------------------------

       (1) Securities traded in the overseas over-the-counter market Based on price quotations in NASDAQ.

       (2) Securities traded in the domestic over-the-counter market Based on price quotations announced by Japan Securities Association.

       (3) Debt securities whose fair value are determinable Based on the standard indication price announced by Japan
            Securities Association.
        -----------------------------------------------------------------

The amount of securities included in the balance sheets but excluded from the above table

                                                                                              (Thousands of Yen)
        ------------------------------------------------------------ ----------------------------------------------
                                                                                        FY 1999
                                                                                 (As of Dec. 31, 1999)
        ------------------------------------------------------------ ----------------------------------------------
        Securities classified as current assets:

         Mutual fund that is not affected by                                                                    30
              market volatility
        (Medium-term JGB Fund included in above)                                                                 -
        (MMF included in above)                                                                                (30)
        ------------------------------------------------------------ ----------------------------------------------
        Securities classified as non-current assets:

        Non-listed equity securities excluding equity                                                    2,091,440
              securities traded in the over-the-counter market
        (Investments in subsidiaries and                                                                (1,673,840)
              affiliates included in above)

        Non-listed debt securities due within one year                                                           -
        (Bonds of affiliates included in above)                                                                 (-)
        ------------------------------------------------------------ ----------------------------------------------

(Transaction of derivative)

* Please refer to the "notes" of consolidation concerning derivative transactions as of December 31, 2000. For prior fiscal years ended at December 31, 1999, there were no derivative transaction.

(Tax effect accounting)
                                                                 (Thousands yen)
--------------------------------------------------------------------------------
                                               FY 2000
--------------------------------------------------------------------------------
  1. Factors of deferred tax assets and liabilities

    (1) (Deferred tax assets)

           Allowance for sales return                     120,961
           Accrued enterprise taxes                       112,694
           Devaluation of investment securities           103,074
           Other                                          205,814
           Valuation allowance                            -42,050
                                                     --------------------
           Deferred tax assets                            500,494

    (2) (Deferred tax liabilities)
           Intangibles                                     66,411
           Retirement and severance benefit                15,133
                                                     --------------------
           Deferred tax assets                             81,544
-----------------------------------------------------------------------------


(Lease transactions)
              None

(Significant subsequent events)

Issuance of sixth round of unsecured bonds with detachable
----------------------------------------------------------
stock-purchase-warrants
-----------------------
(1) Based on the approval of the board of directors meeting on February 15, 2001, the sixth round of unsecured bonds with detachable stock-purchase-warrants will be issued.

The terms for the issuance are as follows:

  (Issue date)                          March 19, 2001
  (Total amount of issuance)            (Yen)5,000 million
  (Type of stock)                       Par value common stock
  (Percentage of grant)                 100%
  (Exercising
       total amount of issuance)        (Yen)5,000 million

  The bonds with detachable stock-purchase-warrants will be issued as incentive plan of Trend MicroInc. The company repurchases and distributes the warrants to directors and employees of the company and its subsidiaries.

(2) Based on the approval of the board of directors meeting on February 15, 2000, the stock split with a free distribution of new shares will be issued.

The terms for the issuance are as follows:

1. Purpose of stock split
     Stock split occurs as a benefit return to stockholders and a progress of liquidity of our stocks.

2. Summary
     (1) Method of split
         Effective as of May 18, 2001, the Company will conduct free distribution of two-for-one stock split.
     (2) The increased number of stock split as of on January 31, 2001.

   (Issued number of stocks at January 31, 2001)           65,577,070 shares
   (Increased number of stocks due to split)               65,577,070 shares
   (Total number of stocks)                               131,154,140 shares
         It is impossible to fix the number of stocks as of the effective date because of the possibility of increase in the number of stocks caused by an exercise of warrants.

3. The date of issue
   (Allot date)                                            March 31, 2001
   (Effective date)                                        May 18, 2001
4. The date of counted dividends                           January 1, 2001

(3) Change of standards on sales recognition

   As a prevailing practice for software product sales in the company, a software license agreement which bundles post-contract customer support ("PCS") services (including telephone support, unspecified upgrade of licensed products and update of virus pattern files) is normally entered into with their customers. The company have historically recognized aggregate contractual amount including both fees for initial software license and bundled PCS as revenue upon the delivery of licensed products to a customer. Based on the decision by the board of directors on February 15, 2001, from the 13/th/ fiscal year, the company will change the accounting policy for PCS to defer the portion of revenue from the bundled PCS, which could be identified separately from the initial licensing fee, and to recognize the revenue equally over the contractual PCS period.

8.  Changes of officers
    -------------------

    (1) Changes of representative director
                          None

    (2) Changes of other officers

        (1) Director who is intended to resign on February 15, 2001
             Hiroyuki Nakanishi    Director and Admin. & Financial Controller
                                   of the company at present

        (2) Nominees for Directors  (intended to be inaugurated on March 27,
            2001)
              Director     Mahendra Negi           Administrative officer of
                                                   the company at present
              Director     Mike Corner             President of Trend Micro
                                                   Inc. (U.S.A.)
              Director     Edward Suning Tian      President & CEO, China
                                                   Netcom corporation Ltd.

        (3) Nominees for Auditor (intended to be inaugurated on March 23,
            2001)
              Part-time Auditor (outside)    Sadatoshi Nakayama (certified
                                             public accountant)
              Part-time Auditor (outside)    Yasuo Kameoka (certified public
                                             accountant)

        (4) Director who is intended to resign on March 27, 2001
              Andrew Lai        Director of the company at present
              Yoshitaka Kitao   Non-regular Director

        (5) Auditor who is intended to resign on March 27, 2001
              Part-time Auditor (outside)     Akira Kajikawa
              Part-time Auditor (outside)     Katstuya Kawashima

        (6) Nominees for promoted Director (intended to be inauguranted on March 27,2001)
              Vice-president   Toshihiro Watanabe   Director and Administrative
                                                    officer of the company at
                                                    present

                      Trend Micro Announces Record FY2000
                               Earnings Results
             Net income surges 91% from 1999 as sales grow by 59%

Tokyo, JAPAN, February 15, 2001-Trend Micro Incorporated (Tokyo Stock Exchange:
4704) (Nasdaq:TMIC), a global leader in network antivirus and Internet content security solutions, today announced record net income of 4,722 million yen for the year 2000, reflecting a 91% increase from 1999. Operating income climbed 75% year-on-year to 7,443 million yen for the year. Net sales reached a record high of 21,834 million yen in 2000, up 59% from 1999.

The strong gains were driven largely by an ongoing surge in the sales of high-end Internet-related products, including InterScan VirusWall and ScanMail for Microsoft Exchange and Lotus Notes. The results also reflected income from Nippon Unisoft which was acquired by Trend Micro's 100%-owned subsidiary, ipTrend Inc., in February, 2000. Excluding income from ipTrend, sales climbed 50% year-on-year to 20,616 million yen in 2000. The net income figure also includes extraordinary income associated with a license fee received in connection with the settlement of a patent dispute.

-----------------------------------------------------------------------------------------------
(in millions,        Full Fiscal Year Ended
except earnings
share data)
-----------------------------------------------------------------------------------------------
                     FY 00                                 FY 99              Change
-----------------------------------------------------------------------------------------------
Net sales            (Yen)21,834 (208.0 million US $)      (Yen)13,740           59%
-----------------------------------------------------------------------------------------------
Operating Income      (Yen)7,443  (70.9 million US $)       (Yen)4,253           75%
-----------------------------------------------------------------------------------------------
Ordinary Income       (Yen)7,322  (69.7 million US $)       (Yen)4,465           64%
-----------------------------------------------------------------------------------------------
Net income            (Yen)4,722  (45.0 million US $)       (Yen)2,466           91%
-----------------------------------------------------------------------------------------------
Earnings per share    (Yen)72.44  (0.69 US $)               (Yen)38.82           87%
-----------------------------------------------------------------------------------------------
(Exchange rate 1US$=105JPY)


"The solid results show that we are well-positioned in our core enterprise market," said Steve Chang, Trend Micro's President, Chairman and CEO. "We will continue to gain worldwide gateway market share and apply our expertise to emerging platforms such as broadband. But in a time of economic uncertainty, we want to focus on the basics - our "best of breed" products and our customer service. We are working to boost the productivity of each employee and leverage our ISO 9002-certified service infrastructure."

The company reported significant growth in all major markets, as sales of its Internet gateway and groupware solutions remained robust. Europe led all regions in terms of sales growth with a 126% annual increase in net sales to 4,126 million yen. Net sales in the United States grew by a 63% from a year ago to reach 6,258 million yen. Japan remained the largest market, with net sales rising 41% from 1999 to 8,447 million yen. Net sales in Taiwan climbed 16% year-on-year to 1,869 million yen, and net sales from all other regions increased 135% to 1,133 million yen in 2000.

Highlights From 2000 Include:
----------------------------

Internet Gateway Market Leadership -- An IDC report named Trend Micro the world leader in the Internet gateway antivirus market, giving InterScan VirusWall a 54% share of global antivirus software sales for web servers and validating a market shift in favor of Trend Micro's business model.

Internet Outsourcing Strategy -- Trend Micro continued to execute its outsourcing strategy, signing agreements with such leading service providers as Internet Security Systems (ISS), PSINet, Equant, TeleRelay, CyberPATROL, Postini, Grupo Intercom, CTM, USA.NET, Netstore, Taiwan Telecommunications Network Services (TTN), Telstra, Syntegra, Quest, USi, World Online, and InterNoded.

TrendLabs Service and Support -- Trend Micro's global antivirus research and support center earned ISO 9002 certification for its quality management standards.

Global Alliances -- Achieved stronger cooperation and closer product integration with alliance partners such as Check Point, Cisco, Lucent, Sun Microsystems, Microsoft, Compaq Professional Services. Formed new strategic alliances with IBM Global Services, NetIQ, Sendmail, OpenWave, GE Access, Zone Labs, Network Appliance and Stonesoft, among others.

"Best of breed" Product Strategy -- Announced new versions of award-winning InterScan VirusWall and eManager content security solutions for various Linux platforms; updated InterScan eManager to add stronger file blocking tools that can avert email virus storms; launched NeatSuite for Lotus Notes antivirus package and comprehensive protection for Microsoft Exchange with ScanMail for Exchange 3.51 and 3.6. Announced "carrier-class" gateway virus scanning solution designed specifically for ISP, ASP, and telco environments.

New Business -- Trend Micro acquired Nippon Unisoft, a Japanese Linux/Unix software solution provider, and launched a new subsidiary, ipTrend, which offers Linux-based Internet appliances to small and medium-sized enterprises which seek want to deploy ecommerce systems.

New Customers -- Trend Micro boosted its Fortune 1000 client base by securing many new enterprise customers, including British Airways, Canon, NTT Telecom, PepsiCo, ExxonMobil, DHL, Hilton Hotels, Household International, SAP, Toshiba, Charles Schwab, Fidelity Investments and Duke Power, to name a few. New government accounts included Germany's Bundes Anstalt suer Arbeit and several departments of the US Federal government.

New Share Listing -- Trend Micro's share listing moved from the Japan OTC market to the first section of the Tokyo Stock Exchange.

Awards and Recognition -- Enterprise and desktop products recognized by numerous publications including SC Magazine, eWeek and Windows Magazine. InterScan VirusWall voted Best Virus Protection by users to capture the W2Knews Target Awards 2000, while ScanMail for Exchange 2000 won Best Tool or Utility at the Microsoft Exchange Conference 2000. For a complete list, see
http://www.antivirus.com/corporate/press_coverage/awards.htm
------------------------------------------------------------

About Trend Micro

Trend Micro, an Internet infrastructure software and services company, provides centrally controlled server-based virus protection and content-filtering solutions. Trend Micro's corporate headquarters is located in Tokyo, Japan, with business units in North and South America, Europe, Asia, and Australia. Trend Micro's products are sold directly and through a network of corporate, value-added resellers and managed service providers. Evaluation copies of all of Trend Micro's products may be downloaded from its award-winning website, http://www.antivirus.com
------------------------

For additional information contact:

Mahendra Negi
General Manager, Finance and Accounting Department
Phone: +81-3-5334-3635
Fax: +81-3-5334-3653
ir@trendmicro.co.jp